Filed Pursuant to Rule 424(b)(5)
Registration No. 333-84232

Prospectus Supplement

(To Prospectus dated March 25, 2002)

The Procter & Gamble Company

$500,000,000

4.300% Notes due 2008

Interest payable August 15 and February 15

Issue price: 99.941%

The notes will mature on August 15, 2008. Interest on the notes will accrue from August 7, 2002. The first interest payment date will be February 15, 2003. The notes will not be redeemable prior to maturity.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this prospectus supplement or the accompanying prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

	Price to	Underwriting	Proceeds
	Public	Discounts	to Us

Per Note	99.941%	.375%	99.566%

Total	$499,705,000	$1,875,000	$497,830,000

We will apply to list the notes on the Luxembourg Stock Exchange. Currently, there is no public market for the notes.

We expect to deliver the notes to investors through the book-entry delivery system of The Depository Trust Company for the accounts of its participants, including Clearstream, Luxembourg and the Euroclear System, on or about August 7, 2002.

Joint Bookrunners

Goldman, Sachs & Co.	JPMorgan	Salomon Smith Barney

BNY Capital Markets, Inc.

Fifth Third Securities, Inc.

RBC Capital Markets

U.S. Bancorp Piper Jaffray

The Williams Capital Group, L.P.

July 31, 2002

ABOUT THIS PROSPECTUS SUPPLEMENT
PROCTER & GAMBLE
RECENT DEVELOPMENTS
SUMMARY CONSOLIDATED FINANCIAL INFORMATION
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES
CAPITALIZATION
MANAGEMENT
DESCRIPTION OF THE NOTES
UNITED STATES TAX CONSIDERATIONS
UNDERWRITING
VALIDITY OF THE NOTES
AVAILABLE INFORMATION
INCORPORATION OF DOCUMENTS BY REFERENCE
LISTING AND GENERAL INFORMATION
PROSPECTUS

THE COMPANY
SUMMARY CONSOLIDATED FINANCIAL INFORMATION
FORWARD LOOKING STATEMENTS
USE OF PROCEEDS
DESCRIPTION OF DEBT SECURITIES
DESCRIPTION OF WARRANTS
PLAN OF DISTRIBUTION
LEGAL OPINIONS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION

Prospectus Supplement

ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplement contains the terms of this offering of notes. This prospectus supplement, or the information incorporated by reference in this prospectus supplement, may add to, update or change the information in the accompanying prospectus. If information in this prospectus supplement, or the information incorporated by reference in this prospectus supplement, is inconsistent with the accompanying prospectus, this prospectus supplement, or the information incorporated by reference in this prospectus supplement, will apply and will supersede that information in the accompanying prospectus.

It is important for you to read and consider all information contained in this prospectus supplement and the accompanying prospectus in making your investment decision. You should also read and consider the information in the documents we have referred you to in “Incorporation of Documents By Reference” in this prospectus supplement.

No person is authorized to give any information or to make any representations other than those contained or incorporated by reference in this prospectus supplement or the accompanying prospectus and, if given or made, such information or representations must not be relied upon as having been authorized. This prospectus supplement and the accompanying prospectus do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities described in this prospectus supplement or an offer to sell or the solicitation of an offer to buy such securities in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this prospectus supplement or the accompanying prospectus, nor any sale made hereunder or thereunder shall, under any circumstances, create any implication that there has been no change in our affairs since the date of this prospectus supplement or the accompanying prospectus, or that the information contained or incorporated by reference herein or therein is correct as of any time subsequent to the date of such information.

The distribution of this prospectus supplement and the accompanying prospectus and the offering of the notes in certain jurisdictions may be restricted by law. This prospectus supplement and the accompanying prospectus do not constitute an offer, or an invitation on our behalf or on behalf of the underwriters or any of them, to subscribe to or purchase, any of the notes, and may not be used for or in connection with an offer or solicitation by anyone, in any jurisdiction in which such an offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation. See “Underwriting.”

This prospectus supplement and the accompanying prospectus include particulars given in compliance with the rules governing the listing of securities on the Luxembourg Stock Exchange for the purpose of giving information with regard to us. We cannot guarantee that listing will be obtained on the Luxembourg Stock Exchange. Inquiries regarding our listing status on the Luxembourg Stock Exchange should be directed to our Luxembourg listing agent, Crédit Agricole Indosuez Luxembourg S.A.

Unless otherwise specified, all references in this prospectus supplement to: (a) “Procter & Gamble,” “we,” “us,” and “our” are to The Procter & Gamble Company and its subsidiaries; (b) “fiscal” followed by a specific year are to our fiscal year ended or ending June 30 of that year; and (c) “U.S. dollars,” “dollars,” “U.S. $” or “$” are to the currency of the United States of America.

PROCTER & GAMBLE

Procter & Gamble was incorporated in Ohio in 1905, having been built from a business founded in 1837 by William Procter and James Gamble. Today, we manufacture and market a broad range of consumer products in many countries throughout the world. Our principal executive offices are located at One Procter & Gamble Plaza, Cincinnati, Ohio 45202, and our telephone number is (513) 983-1100.

Our business is organized into five product-based, reportable segments called Global Business Units (“GBUs”). These units are: Fabric and Home Care; Baby, Feminine and Family Care; Beauty Care; Health Care; and Food and Beverage.

•	Fabric and Home Care includes laundry, fabric enhancers, dishcare, and household cleaning products. Representative brands include Ariel, Tide, Dryel, Downy, Cascade, Dawn, and Swiffer.

•	Baby, Feminine and Family Care includes tissues, towels, tampons, pads and liners, diapers and wipes. Representative brands include Bounty, Charmin, Always, Whisper, Pampers and Pampers Wipes.

•	Beauty Care includes hair care, hair colorants, deodorants, personal cleansing, skin care and cosmetics and fragrances, including all hair care, hair color and personal care products acquired in connection with our recent purchase of Clairol, Inc. from Bristol-Myers Squibb Company. Representative brands include Pantene, Herbal Essences, Nice ‘N Easy, Head & Shoulders, Secret, Zest, Olay, Cover Girl and Old Spice.

•	Health Care includes oral care, personal health care, pharmaceuticals and pet health and nutrition. Representative brands include Crest, Scope, Metamucil, Vicks, Actonel, Asacol, Iams, and Eukanuba.

•	Food and Beverage includes coffee, juice and snacks. Representative brands include Folgers, Sunny Delight and Pringles.

In the fiscal year ended June 30, 2001, the Fabric and Home Care and Baby, Feminine and Family Care global business units each accounted for 30% of total sales. Beauty Care accounted for 18%, and Health Care and Food and Beverage each accounted for 11% of total sales.

Our GBU structure is complemented by eight Market Development Organizations (“MDOs”) intended to maximize the business potential for the entire product portfolio in each local market. We began implementing the GBU/ MDO structure in April 1999 as part of our Organization 2005 restructuring program. The program was expanded in 2001 to deliver further cost reductions.

In the United States, as of June 30, 2001, we owned and operated 40 manufacturing facilities and leased and operated 2 manufacturing facilities in 23 states. In addition, we owned and operated 92 manufacturing facilities in 45 other countries as of that date. Fabric and Home Care products were produced at 47 of these locations; Baby, Feminine and Family Care products at 50; Beauty Care products at 34; Health Care products at 27; and Food and Beverage products at 15.

RECENT DEVELOPMENTS

In November 2001, we purchased the Clairol business from Bristol-Myers Squibb Company. This acquisition includes hair care, hair color and personal care products with approximately $1.6 billion in annual net sales. We are currently in the process of finalizing the integration of the Clairol business into our Beauty Care GBU.

In October 2001, we announced our intention to divest our Crisco and Jif brands in a spin-merge transaction with the J.M. Smucker Company. We completed this transaction on June 1, 2002.

SUMMARY CONSOLIDATED FINANCIAL INFORMATION

The following summary consolidated financial information for the quarters ended March 31, 2002 and March 31, 2001 has been derived from our unaudited consolidated financial statements contained in our Quarterly Report to Shareholders on Form 10-Q for the quarter ended March 31, 2002. The summary consolidated financial information for the fiscal year ended June 30, 2001 has been derived from our audited consolidated financial statements contained in our Annual Report on Form 10-K for the fiscal year ended June 30, 2001. We believe that all adjustments necessary for the fair presentation thereof have been made to the unaudited financial data. The results for the interim period ended March 31, 2002 are not necessarily indicative of the results for the full fiscal year.

	Three Months Ended March 31,

	2002	2001

	(Amounts in millions except
	per share amounts)
Net Sales	$9,900	$9,511
Cost of products sold	5,070	5,175
Marketing, research and administrative expenses	3,176	3,034

Operating Income	1,654	1,302
Interest expense	146	204
Other income, net	40	227

Earnings Before Income Taxes	1,548	1,325
Income taxes	509	432

Net Earnings	$1,039	$893

Per Common Share:
Basic net earnings	$0.78	$0.66
Diluted net earnings	$0.74	$0.63
Dividends	$0.38	$0.35
Average Common Shares Outstanding—Diluted	1,405.7	1,404.9

	As of	As of
	March 31, 2002	June 30, 2001

	(Amounts in millions)
Working Capital	$(2,546)	$1,043
Total Assets	$40,808	$34,387
Long-Term Debt	$9,804	$9,792
Shareholders’ Equity	$13,389	$12,010

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of Operations

We reported net earnings of $1.04 billion or $0.74 per share for the quarter ended March 31, 2002. Results included a $147 million after-tax restructuring charge related to our streamlining of operations and business portfolio. This restructuring charge included employee separation costs of $51 million before tax and asset-related charges of $83 million before tax. Net earnings in the year ago quarter were $893 million, including a $113 million after-tax restructuring charge.

Core net earnings were $0.84 per share or $1.19 billion for the current quarter, compared to $0.75 per share or $1.06 billion in the year ago quarter. These results exclude restructuring charges in both periods. Additionally, the year ago quarter excludes $56 million after-tax, or $0.04 per share, for amortization of goodwill and certain intangible assets that are not required in the current period.

Net sales were $9.90 billion, up four percent versus the year ago quarter. Unit volume grew ten percent versus the prior year, led by double-digit growth in the Health Care and Beauty Care GBUs and strong progress in Fabric and Home Care. Excluding acquisitions and divestitures, unit volume increased six percent. Pricing and mix had a three percent negative impact on sales in the quarter, due to the pass through of lower commodity costs, structural price adjustments in Fabric and Home Care and Baby, Feminine and Family Care and mix effects. Foreign exchange had a negative three percent impact on net sales.

For the first nine months of the fiscal year, reported net earnings were $3.44 billion, or $2.45 per share. Results included a $531 million after-tax charge related to the restructuring program. This restructuring charge includes employee separation costs of $348 million before tax and asset-related charges of $224 million before tax. Excluding restructuring charges and the prior year amortization of goodwill and certain intangibles, core net earnings were $3.97 billion in 2002 and $3.72 billion in 2001. Core net earnings per share grew seven percent to $2.83 in the current year. Net sales for the first nine months were $30.1 billion, up three percent, excluding a two percent negative foreign exchange impact.

Gross margin was 48.8 percent for the quarter ended March 31, 2002, compared to 45.6 percent in the same quarter of the prior year. Excluding restructuring costs, gross margin was 49.8 percent, compared to 46.7 percent in the year ago quarter. This margin progress reflects the benefits of restructuring actions, lower material costs and benefits from improved corporate portfolio mix. Cost of products sold includes a $107 million before-tax restructuring charge.

Operating margin was 16.7 percent for the quarter, compared to 13.7 percent in the same quarter year ago, and 12.1 percent for the prior fiscal year. Excluding restructuring charges and amortization of goodwill and certain intangible assets in the year ago quarter, operating margin grew to 18.7 percent from 15.9 percent. Operating margin progress was driven by gross margin improvement. Marketing, research and administrative costs reflect continued progress from restructuring, but increased due to costs associated with the integration of Clairol and increased marketing investments.

Fabric & Home Care

Fabric and Home Care delivered excellent results, with six percent volume growth behind strength in North America. Net sales were $2.84 billion, up two percent, as pricing adjustments in Western Europe and Latin America partially offset increased volume. Net earnings were

$472 million, up 36 percent, due to a continued focus on disciplined cost management led by North America and Western Europe.

Year-to-date, unit volume reflected a two percent increase while net sales declined one percent. Net earnings increased 10 percent versus year ago.

Baby, Feminine & Family Care

Baby, Feminine and Family Care reflected solid earnings growth. Unit volume increased four percent behind strong North America family care volume and strong Pamper’s® growth. Net sales were $2.90 billion, down one percent, as volume growth partially offset the negative impact of foreign exchange and pricing adjustments to improve consumer value, including commodity-driven price moves. Earnings were $263 million, up 11 percent, including a non-operating gain from a licensing transaction with an unconsolidated joint venture. Excluding this one-time gain, earnings would have been up four percent, reflecting gross margin improvement from manufacturing projects and commodity price reductions that funded increased marketing investment.

For the first nine months of the fiscal year, unit volume increased four percent. Net sales declined one percent while earnings grew nine percent.

Beauty Care

Beauty Care posted strong results with double-digit volume, sales and earnings growth led by hair care and fine fragrances. Unit volume increased 28 percent driven by the Clairol acquisition. Excluding the impact of acquisitions and divestitures, volume was up four percent behind hair care. Net sales were $2.11 billion, up 18 percent. Volume growth was partially offset by mix impacts driven by the Clairol acquisition and negative foreign exchange. Excluding acquisitions and divestitures, net sales were up one percent versus year ago. Net earnings were $269 million, up 11 percent versus last year. The relationship between earnings and top-line growth reflects mix effects from the Clairol acquisition.

For the first nine months of the fiscal year, unit volume was up 14 percent (up three percent excluding acquisitions and divestitures). Net sales increased eight percent while net earnings grew 17 percent.

Health Care

Health Care continued to deliver strong results, as unit volume increased 16 percent, driven by strength in oral care, pharmaceuticals and pet health and nutrition. Net sales grew 11 percent to $1.22 billion behind strength in Crest Whitestrips and Spinbrush. Net earnings were $124 million, up 36 percent, reflecting volume and sales growth of high margin items, which has funded increased marketing investments.

On a year-to-date basis, unit volume was up 17 percent and net sales were up 15 percent. Net earnings grew 30 percent behind these strong volume and net sales results.

Food & Beverage

Net earnings in Food and Beverage increased behind broad-based cost reductions. Unit volume is showing improvement after a slow start to the fiscal year but was down one percent. Net sales declined six percent to $879 million as Folgers® pricing continued to reflect lower green coffee costs. Net earnings were $79 million, up 18 percent.

For the first nine months of the year, unit volume was down six percent (down three percent excluding acquisitions and divestitures) while net sales were down nine percent and net earnings grew 14 percent.

Corporate

The corporate segment contains both operating and non-operating items that are not included in the business results. The comparability of corporate results is affected by a reduction in divestiture gains and higher restructuring costs in the current year. These more than offset the benefit from the accounting change to no longer amortize goodwill and certain intangibles, effective in the current year.

Financial Condition

For the nine-month period ended March 31, 2002, cash generated from operating activities totaled $5.4 billion, up $1.6 billion from the same period in the prior year. Combined with earnings growth, this year-over-year increase reflects the benefit of a non-recurring shift in payment timing on certain operating accruals. Capital expenditures are down significantly versus the prior year ($0.7 billion) achieving our long-term six percent of sales target several quarters ahead of expectations. This reflects increased efficiencies across multiple business units, primarily in North America.

Asset sale proceeds from divestitures are down from the prior year due to larger divestitures last year (Clearasil, Spic & Span, Brooklands), generating a year over year cash decrease of $0.6 billion. Acquisitions in the current year reflect primarily the purchase of Clairol, which resulted in a year-over-year decline in cash partially offset by an increase in short-term debt.

We maintain share repurchase programs that authorize the purchase of shares on the open market to mitigate the dilutive impact of employee compensation programs. For the nine months ended March 31, 2002, the purchase of treasury shares was $0.4 billion compared to $1.2 billion in the same period in the prior year. This temporary decline was primarily driven by cash requirements for the Clairol acquisition.

Restructuring Program Update

Concurrent with our reorganization into GBUs, a multi-year restructuring program was initiated in 1999. The program will deliver cost reductions through reduced overhead, manufacturing consolidations, operational streamlining and discontinuation of under-performing businesses and initiatives.

Restructuring charges include separation-related expenses, asset write-downs or accelerated depreciation, costs relating to certain discontinued initiatives and other costs directly related to the restructuring effort. These costs are reported in the corporate segment for management and external reporting.

During the quarter ended March 31, 2002, we recorded charges totaling $191 million before tax ($147 million after tax) related to restructuring, as detailed in the following table:

Restructuring Program July, 2001 – March, 2002 Charges (before tax)

		Previous
	Beginning	Quarters	Current			Applied	Ending
	Reserves	Charges	Quarter	Total	Cash	Against	Reserves
	At 6/30/01	Jul-Dec 01	Charges	Charges	Spent	Assets	3/31/02

	(Amounts in millions)
Employee separations	$243	$297	$51	$348	$(329)	$—	$262
Asset write-downs	—	61	51	112	—	(112)	—
Accelerated depreciation	—	70	25	95	—	(95)	—
Other	217	71	64	135	(198)	(17)	137

	460	499	191	690	(527)	(224)	$399

During January – March 2002, restructuring charges against our cost of products sold amounted to $107 million before tax and charges included in marketing, research and administrative expenses amounted to $99 million before tax. In addition, we had $15 million of net sales from initiatives being discontinued, which are reflected in corporate.

Employee separation charges in January – March 2002 are associated with severance packages for approximately 1,000 people. The packages are predominantly voluntary and are formula driven based on salary levels and past service. Severance costs related to voluntary separations are charged to earnings when the employee accepts the offer. The current and planned separations span the entire organization, including manufacturing, selling, research and administrative positions.

The charges for accelerated depreciation and asset write-downs, which totaled $76 million before tax in the quarter ended March 31, 2002, are primarily related to manufacturing operations. Charges for accelerated depreciation relate to long-lived assets that will be taken out of service prior to the end of their normal service period due to manufacturing consolidations, technology standardization, plant closures or strategic choices to discontinue initiatives. We have shortened the estimated useful lives of such assets, resulting in incremental depreciation expense. Charges for asset write-downs relate to the establishment of new fair value bases for assets held for sale or disposal that represent excess capacity in the process of being removed from service or disposed and businesses held for sale in the next 12 months.

Additionally, asset write-downs include certain manufacturing assets that are expected to operate at levels significantly below their planned capacity. The projected cash flows from such assets over their remaining useful lives were no longer estimated to be greater than their current carrying values; therefore, they were written down to estimated fair value, generally determined by reference to discounted expected future cash flows. Such charges represented $15 million before tax in this quarter.

Other costs incurred as a direct result of the restructuring program amounted to $64 million before tax during January – March, 2002. These were primarily for relocation, training, establishment of global business services and results from discontinued initiatives.

CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our consolidated ratio of earnings to fixed charges for the periods indicated.

	Nine Months Ended
	March 31,

	2002		2001

Ratio of earnings to fixed charges(1)	10.6	x	8.3	x

(1)	Earnings used to compute this ratio are earnings before income and taxes and before fixed charges (excluding interest capitalized during the period) and after deducting undistributed earnings of equity method investees. Fixed charges consist of interest, whether expensed or capitalized, amortization of debt discount and expense, and one-third of all rent expense (considered representation of the interest factor).

CAPITALIZATION

The following table sets forth the consolidated capitalization of Procter & Gamble and its subsidiaries at March 31, 2002.

March 31, 2002(1)

(Amounts in
millions except
per share amounts)
Debt:
Commercial paper and other borrowing due within one year (2)	$5,993
Long-Term Borrowings (U.S. Legal Entities):
Due from one to two years	1,065
Due after two and through five years	3,457
Due after five years	5,200
Long-Term Borrowing (Foreign Legal Entities):	82

Total Debt	15,797
Shareholders’ Equity:
Convertible Class A preferred stock, stated value $1 per share; 600,000,000 shares authorized, 87,700,000 outstanding	1,653
Non-Voting Class B preferred stock, stated value $1 per share; 200,000,000 shares authorized, none outstanding	—
Common Stock, stated value $1 per share; 5,000,000,000 shares authorized, 1,299,600,000 outstanding	1,300
Additional Paid-In Capital	2,362
Reserve for Employee Stock Ownership Plan debt retirement	(1,337)
Accumulated other comprehensive income	(2,467)
Retained earnings	11,878

Total Shareholders’ Equity	13,389

Total capitalization	$29,186

(1)	As of July 31, 2002, we are not aware of any material changes since March 31, 2002 in our common stock, any material increases in our total consolidated debt or any material decreases in our consolidated net current assets or consolidated shareholders’ equity, except in connection with the acquisition of common stock under our discretionary stock repurchase plan.

(2)	Includes $605 million equivalent to current portion of long-term debt due within one year. We maintain credit facilities in support of our short-term commercial paper borrowings. At July 31, 2002 our short-term bank lines with banks amounted to $2.0 billion (none of which had been utilized as of July 31, 2002).

MANAGEMENT

Our directors and executive officers, as of July 31, 2002, are as follows:

Directors

Name	Principal Occupation

Norman R. Augustine	Retired Chairman and Chief Executive Officer, Lockheed Martin Corporation and Chairman of the Executive Committee, Lockheed Martin Corporation (aerospace, electronics, telecommunications and information management). Director of Lockheed Martin Corporation, Black and Decker Corporation and Phillips Petroleum Company; Director of Procter & Gamble since 1989; Chairman of the Compensation Committee and member of the Executive and Innovation and Technology Committees; age 67.
Donald R. Beall	Retired Chairman and Chief Executive Officer, Rockwell International Corporation (industrial automation) and Chairman of the Board of Rockwell Collins, Inc. (avionics). Director of Rockwell Collins, Inc. and Conexant Systems, Inc.; Director of Procter & Gamble since 1992; Chairman of the Audit Committee and member of the Executive and Public Policy Committees; age 63.
Bruce L. Byrnes	Vice Chairman of the Board and President-Global Beauty and Feminine Care and Global Health Care; Director of Procter & Gamble since 2002; age 54.
R. Kerry Clark	Vice Chairman of the Board and President-Global Market Development and Business Operations; Director of Procter & Gamble since 2002; age 50.
Scott D. Cook	Chairman of the Executive Committee of the Board of Intuit Inc. (a software and web services firm). Director of Intuit Inc., Amazon.com, and eBay; Director of Procter & Gamble since 2000; member of the Compensation and Innovation and Technology Committees; age 50.
Domenico De Sole	President and Chief Executive Officer and Chairman of the Management Board, Gucci Group N.V. (a multibrand luxury goods company). Director of Bausch & Lomb; Director of Procter & Gamble since 2001; member of the Audit and Board Organization and Nominating Committees; age 58.
Richard J. Ferris	Retired Co-Chairman, Doubletree Corporation (hotels). Director of Rockwell Collins, Inc.; Director of Procter & Gamble since 1979; Chairman of the Finance Committee and member of the Executive and Public Policy Committees; age 65.
Joseph T. Gorman	Retired Chairman and Chief Executive Officer, TRW Inc. (automotive, aerospace and information systems) and Chairman and Chief Executive Officer, Moxahela Enterprises LLC (venture capital). Director of Alcoa Inc., National City Corporation and Imperial Chemical Industries plc; Director of Procter & Gamble since 1993; member of the Compensation, Executive and Finance Committees; age 64.
A.G. Lafley	Chairman of the Board, President and Chief Executive; Director of General Motors Corp.; Director of Procter & Gamble since 2000; member of the Executive Committee; age 55.

Name	Principal Occupation

Charles R. Lee	Chairman of the Board, Verizon Communications (telecommunications services). Director of Verizon Communications, United Technologies Corporation, and USS Corporation and Marathon Oil Corporation; Director of Procter & Gamble since 1994; member of the Audit, Board Organization and Nominating, and Compensation Committees; age 62.
Lynn M. Martin	Professor, J.L. Kellogg Graduate School of Management, Northwestern University and Chair of the Council for the Advancement of Women and Advisor to the firm of Deloitte & Touche LLP. Director of SBC Communications, Ryder System, Inc., TRW Inc. and Dreyfus Funds; Director of Procter & Gamble since 1994; member of the Board Organization and Nominating, Finance, and Public Policy Committees; age 62.
John E. Pepper	Retired Chairman of the Board. Director of Motorola, Inc. and Xerox Corporation; Director of Procter & Gamble since 1984; Chairman of the Executive Committee and member of the Finance and Public Policy Committees; age 63.
Johnathan A. Rodgers	Former President of Discovery Networks, U.S. (media and communications). Director of Procter & Gamble since 2001; member of the Audit and Innovation and Technology Committees; age 56.
John F. Smith, Jr.	Chairman of the Board, General Motors Corporation (automobile and related businesses). Director of General Motors Corporation and Delta Air Lines, Inc.; Director of Procter & Gamble since 1995; member of the Audit, Board Organization and Nominating, and Public Policy Committees; age 64.
Ralph Snyderman, M.D.	Chancellor for Health Affairs, Executive Dean, School of Medicine at Duke University, and President/CEO of Duke University Health System. Director of Cardiome Pharma Corporation and Science Applications International Corporation; Director of Procter & Gamble since 1995; member of the Board Organization and Nominating Committee and Chairman of the Innovation and Technology Committee; age 62.
Robert D. Storey	Partner in the law firm of Thompson Hine, L.L.P., Cleveland, Ohio. Director of Verizon Communications; Director of Procter & Gamble since 1988; Chairman of the Public Policy Committee and member of the Board Organization and Nominating Committee; age 66.
Marina v.N. Whitman, Ph.D.	Professor of Business Administration and Public Policy, University of Michigan. Director of Unocal Corporation; Director of Procter & Gamble since 1976; Chairman of the Board Organization and Nominating Committee, and member of the Compensation and Finance Committees; age 67.
Ernesto Zedillo	Former President of Mexico. Director of Alcoa Inc. and Union Pacific Corporation; Director of Procter & Gamble since 2001; member of the Finance and Public Policy Committees; age 50.

Executive Officers

Name	Office Held

A. G. Lafley	Chairman of the Board, President and Chief Executive
Bruce L. Byrnes	Vice Chairman of the Board and President — Global Beauty and Feminine Care and Global Health Care
R. Kerry Clark	Vice Chairman of the Board and President — Global Market Development and Business Operations
Richard L. Antoine	Global Human Resources Officer
G. Gilbert Cloyd	Chief Technology Officer
Clayton C. Daley, Jr.	Chief Financial Officer
Stephen N. David	Chief Information Officer and Business-to-Business Officer
R. Keith Harrison, Jr.	Global Product Supply Officer
John K. Jensen	Vice President and Comptroller
James J. Johnson	Chief Legal Officer
Mark D. Ketchum	President — Global Baby and Family Care
Robert A. McDonald	President — Global Fabric & Home Care
Jorge P. Montoya	President — Global Snacks & Beverages and Latin America
Charlotte R. Otto	Global External Relations Officer
Michael J. Power	Global Business Services Officer
James R. Stengel	Global Marketing Officer

All of the above Executive Officers, except Stephen N. David and John K. Jensen, are members of the Executive Committee of the Global Leadership Council of The Procter & Gamble Company. All of the Executive Officers named above have been employed by us for over five years.

DESCRIPTION OF THE NOTES

The following description of the particular terms of the notes supplements the more general description of the debt securities contained in the accompanying prospectus. If there are any inconsistencies between the information in this section and the information in the prospectus, the information in this section controls.

Investors should read this section together with the section entitled “Description of Debt Securities” in the accompanying prospectus. Any capitalized terms that are defined in the prospectus have the same meanings in this section unless a different definition appears in this section. We qualify the description of the notes by reference to the indenture as described below.

General

The notes:

•	will be in an aggregate initial principal amount of $500,000,000, subject to our ability to issue additional notes which may be of the same series as these notes as described under “— Further Issues,”

•	will be senior debt of Procter & Gamble, ranking equally with all other present and future unsecured and unsubordinated indebtedness of Procter & Gamble,

•	will be issued as a separate series under the indenture between Procter & Gamble and Bank One Trust Company, NA (formerly known as The First National Bank of Chicago), dated as of September 28, 1992, in registered, book-entry form only,

•	will be issued in U.S. dollars in denominations of $1,000 and integral multiples of $1,000,

•	will mature on August 15, 2008,

•	will be repaid at par at maturity,

•	will not be redeemable by us prior to maturity,

•	will be subject to defeasance and covenant defeasance, and

•	will not be subject to any sinking fund.

The indenture and the notes do not limit the amount of indebtedness which may be incurred or the amount of securities which may be issued by us or our subsidiaries, and contain no financial or similar restrictions on us or our subsidiaries, except as described in the prospectus under the caption “Description of Debt Securities — Restrictive Covenants.”

Interest

The notes will bear interest at the rate of 4.300% per year. Interest on the notes will accrue from and include August 7, 2002 or from and include the most recent interest payment date to which interest has been paid or provided for. We will make interest payments semiannually on August 15 and February 15 of each year, with the first interest payment being made on February 15, 2003. We will make interest payments to the person in whose name the notes are registered at the close of business on August 1 or February 1, as applicable, before the next interest payment date.

If the interest payment date is not a Business Day at the relevant place of payment, payment of interest will be made on the next day that is a Business Day at such place of payment. “Business Day” means any day that is not a Saturday or Sunday and that is not a day on which banking institutions are generally authorized or obligated by law to close in The City of New York and, for any place of payment outside of The City of New York, in such place of payment.

Interest on the notes will be computed on the basis of a 360-day year of twelve 30-day months.

Book-Entry System

We have obtained the information in this section concerning The Depository Trust Company (“DTC”), Clearstream Banking, societe anonyme, Luxembourg (“Clearstream, Luxembourg”) and Euroclear Bank S.A./ N.V., as operator of the Euroclear System (“Euroclear”) and their book-entry systems and procedures from these entities. We take responsibility for an accurate portrayal of this information.

The notes will initially be represented by one or more fully registered global notes. Each such global note will be deposited with, or on behalf of, DTC or any successor thereto and registered in the name of Cede & Co. (DTC’s nominee). You may hold your interests in the global notes in the United States through DTC, or in Europe through Clearstream, Luxembourg or Euroclear, either as a participant in such systems or indirectly through organizations which are participants in such systems. Clearstream, Luxembourg and Euroclear will hold interests in the global notes on behalf of their respective participating organizations or customers through customers’ securities accounts in Clearstream, Luxembourg’s and Euroclear’s names on the books of their respective depositaries, which in turn will hold those positions in customers’ securities accounts in the depositaries’ names on the books of DTC. Citibank, N.A. will act as depositary for Clearstream, Luxembourg and JPMorgan Chase Bank will act as depositary for Euroclear.

So long as DTC or its nominee is the registered owner of the global securities representing the notes, DTC or such nominee will be considered the sole owner and holder of the notes for all purposes of the notes and the indenture. Except as provided below, owners of beneficial interests in the notes will not be entitled to have the notes registered in their names, will not receive or be entitled to receive physical delivery of the notes in definitive form and will not be considered the owners or holders of the notes under the indenture, including for purposes of receiving any reports delivered by us or the trustee pursuant to the indenture. Accordingly, each person owning a beneficial interest in a note must rely on the procedures of DTC or its nominee and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, in order to exercise any rights of a holder of notes.

Unless and until we issue the notes in fully certificated, registered form under the limited circumstances described below under the heading “Book-Entry System — Certificated Notes”:

•	you will not be entitled to receive a certificate representing your interest in the notes;

•	all references in this prospectus supplement or in the accompanying prospectus to actions by holders will refer to actions taken by DTC upon instructions from its direct participants; and

•	all references in this prospectus supplement or the accompanying prospectus to payments and notices to holders will refer to payments and notices to DTC or Cede & Co., as the registered holder of the notes, for distribution to you in accordance with DTC procedures.

The Depository Trust Company

DTC will act as securities depositary for the notes. The notes will be issued as fully registered notes registered in the name of Cede & Co. DTC has advised us as follows: DTC is:

•	a limited-purpose trust company organized under the New York Banking Law;

•	a “banking organization” under the New York Banking Law;

•	a member of the Federal Reserve System;

•	a “clearing corporation” under the New York Uniform Commercial Code; and

•	a “clearing agency” registered under the provisions of Section 17A of the Securities Exchange Act of 1934.

DTC holds securities that its direct participants deposit with DTC. DTC facilitates the settlement among direct participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in direct participants’ accounts, thereby eliminating the need for physical movement of securities certificates.

Direct participants of DTC include securities brokers and dealers (including the underwriters), banks, trust companies, clearing corporations, and certain other organizations. DTC is owned by a number of its direct participants. Indirect participants of DTC, such as securities brokers and dealers, banks and trust companies, can also access the DTC system if they maintain a custodial relationship with a direct participant.

If you are not a direct participant or an indirect participant and you wish to purchase, sell or otherwise transfer ownership of, or other interests in, notes, you must do so through a direct participant or an indirect participant. DTC agrees with and represents to DTC participants that it will administer its book-entry system in accordance with its rules and by-laws and requirements of law. The Securities and Exchange Commission has on file a set of the rules applicable to DTC and its direct participants.

Purchases of notes under DTC’s system must be made by or through direct participants, which will receive a credit for the notes on DTC’s records. The ownership interest of each beneficial owner is in turn to be recorded on the records of direct participants and indirect participants. Beneficial owners will not receive written confirmation from DTC of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct participants or indirect participants through which such beneficial owners entered into the transaction. Transfers of ownership interests in the notes are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in notes, except as provided below in “Book-Entry System — Certificated Notes.”

To facilitate subsequent transfers, all notes deposited with DTC are registered in the name of DTC’s nominee, Cede & Co. The deposit of notes with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the notes. DTC’s records reflect only the identity of the direct participants to whose accounts such notes are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

Clearstream, Luxembourg

Clearstream, Luxembourg has advised us that it was incorporated as a bank under Luxembourg law. Clearstream, Luxembourg holds securities for its customers and facilitates the clearance and settlement of securities transactions between its customers through electronic book-entry changes in accounts of its customers, thus eliminating the need for physical movement of certificates. Clearstream, Luxembourg provides to its customers, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream, Luxembourg interfaces with domestic markets in a number of countries.

As a registered bank in Luxembourg, Clearstream, Luxembourg is subject to regulation by the Luxembourg Commission for the Supervision of the Financial Sector. Clearstream, Luxembourg customers are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies and clearing corporations. In the United States, its customers are limited to securities brokers and dealers and banks. Its customers may include the underwriters. Other institutions that maintain a custodial relationship with a Clearstream, Luxembourg customer may obtain indirect access to Clearstream, Luxembourg. Clearstream, Luxembourg is an indirect participant in DTC.

The Euroclear System

Euroclear has advised us that the Euroclear System was created in 1968 to hold securities for participants in the Euroclear System and to clear and settle transactions between Euroclear participants through simultaneous electronic book-entry delivery against payment, thus eliminating the need for physical movement of certificates and risk from lack of simultaneous transfers of securities and cash. Transactions may now be settled in many currencies, including United States dollars. The Euroclear System provides various other services, including securities lending and borrowing and interfaces with domestic markets in several countries generally similar to the arrangements for cross-market transfers with DTC described below.

The Euroclear System is operated by Euroclear Bank S.A./ N.V., which is known as the Euroclear Operator, under contract with Euroclear Clearance System, S.C., a Belgian cooperative corporation. The Euroclear Operator conducts all operations, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator, not the cooperative. The cooperative establishes policy for the Euroclear System on behalf of Euroclear participants. Euroclear participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the underwriters. Indirect access to the Euroclear System is also available to other firms that clear through or maintain a custodial relationship with a Euroclear participant, either directly or indirectly. Euroclear is an indirect participant in DTC.

The Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System and applicable Belgian law govern securities clearance accounts and cash accounts with the Euroclear Operator. Specifically, these terms and conditions govern:

•	transfers of securities and cash within the Euroclear System;

•	withdrawal of securities and cash from the Euroclear System; and

•	receipts of payments with respect to securities in the Euroclear System.

All securities in the Euroclear System are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear Operator acts under the terms and conditions only on behalf of Euroclear participants and has no record of or relationship with persons holding securities through Euroclear participants.

Euroclear further advises that investors that acquire, hold and transfer interests in the notes by book-entry through accounts with the Euroclear Operator or any other securities intermediary are subject to the laws and contractual provisions governing their relationship with their intermediary, as well as the laws and contractual provisions governing the relationship between such an intermediary and each other intermediary, if any, standing between themselves and the notes.

The Euroclear Operator advises that under Belgian law, investors that are credited with securities on the records of the Euroclear Operator have a co-property right in the fungible pool of interests in securities on deposit with the Euroclear Operator in an amount equal to the amount of interests in securities credited to their accounts. In the event of the insolvency of the Euroclear Operator, Euroclear participants would have a right under Belgian law to the return of the amount and type of interests in securities credited to their accounts with the Euroclear Operator. If the Euroclear Operator did not have a sufficient amount of interests in securities on deposit of a particular type to cover the claims of all Euroclear participants credited with such interests in securities on the Euroclear Operator’s records, all Euroclear participants having an amount of interests in securities of such type credited to their accounts with the Euroclear Operator would have the right under Belgian law to the return of their pro rata share of the amount of interest in securities actually on deposit.

Under Belgian law, the Euroclear Operator is required to pass on the benefits of ownership in any interests in securities on deposit with it, such as dividends, voting rights and other entitlements, to any person credited with such interests in securities on its records.

Book-Entry Format

Under the book-entry format, the trustee will pay interest or principal payments to Cede & Co., as nominee of DTC. DTC will forward the payment to the direct participants, who will then forward the payment to the indirect participants (including Clearstream, Luxembourg or Euroclear) or to you as the beneficial owner. You may experience some delay in receiving your payments under this system.

DTC is required to make book-entry transfers on behalf of its direct participants and is required to receive and transmit payments of principal, premium, if any, and interests on the notes. Any direct participant or indirect participant with which you have an account is similarly required to make book-entry transfers and to receive and transmit payments with respect to the notes on your behalf. We and the trustee under the indenture have no responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

The trustee will not recognize you as a holder under the indenture, and you can only exercise the rights of a holder indirectly through DTC and its direct participants. DTC has advised us that it will only take action regarding a note if one or more of the direct participants to whom the note is credited directs DTC to take such action. DTC can only act on behalf of its direct participants. Your ability to pledge notes to non-direct participants, and to take other actions, may be limited because you will not possess a physical certificate that represents your notes.

Clearstream, Luxembourg or Euroclear will credit payments to the cash accounts of Clearstream, Luxembourg customers or Euroclear participants in accordance with the relevant system’s rules and procedures, to the extent received by its depositary. These payments will be subject to tax reporting in accordance with relevant United States tax laws and regulations. Clearstream, Luxembourg or the Euroclear Operator, as the case may be, will take any other action permitted to be taken by a holder under the indenture on behalf of a Clearstream, Luxembourg customer or Euroclear participant only in accordance with its relevant rules and procedures and subject to its depositary’s ability to effect those actions on its behalf through DTC.

DTC, Clearstream, Luxembourg and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of the notes among participants of DTC, Clearstream, Luxembourg and Euroclear. However, they are under no obligation to perform or continue to perform those procedures, and they may discontinue those procedures at any time.

Transfers Within and Among Book-Entry Systems

Transfers between DTC’s direct participants will occur in accordance with DTC rules. Transfers between Clearstream, Luxembourg customers and Euroclear participants will occur in accordance with their applicable rules and operating procedures.

DTC will effect cross-market transfers between persons holding directly or indirectly through DTC, on the one hand, and directly or indirectly through Clearstream, Luxembourg customers or Euroclear participants, on the other hand, in accordance with DTC rules on behalf of the relevant European international clearing system by its depositary. However, cross-market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in that system in accordance with its rules and procedures and within its established deadlines (European time). The relevant European international clearing system will, if the transaction meets its settlement requirements, instruct its depositary to effect final settlement on its behalf by delivering or receiving securities in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Clearstream, Luxembourg customers and Euroclear participants may not deliver instructions directly to the depositaries.

Because of time-zone differences, credits of securities received in Clearstream, Luxembourg or Euroclear resulting from a transaction with a DTC direct participant will be made during the subsequent securities settlement processing, dated the business day following the DTC settlement date. Those credits or any transactions in those securities settled during that processing will be reported to the relevant Clearstream, Luxembourg customer or Euroclear participant on that business day. Cash received in Clearstream, Luxembourg or Euroclear as a result of sales of securities by or through a Clearstream, Luxembourg customer or a Euroclear participant to a DTC direct participant will be received with value on the DTC settlement date but will be available in the relevant Clearstream, Luxembourg or Euroclear cash amount only as of the business day following settlement in DTC.

Although DTC, Clearstream, Luxembourg and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of notes among their respective participants, they are under no obligation to perform or continue to perform such procedures and such procedures may be discontinued at any time.

Same-Day Settlement and Payment

The underwriters will settle the notes in immediately available funds. We will make principal and interest payments on the notes in immediately available funds or the equivalent. Secondary market trading between DTC direct participants will occur in accordance with DTC rules and will be settled in immediately available funds using DTC’s Same-Day Funds Settlement System. Secondary market trading between Clearstream, Luxembourg customers and Euroclear participants will occur in accordance with their respective applicable rules and operating procedures and will be settled using the procedures applicable to conventional eurobonds in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity (if any) in the notes.

Certificated Notes

Unless and until they are exchanged, in whole or in part, for notes in definitive form in accordance with the terms of the notes, the notes may not be transferred except (1) as a whole by DTC to a nominee of DTC or (2) by a nominee of DTC to DTC or another nominee of DTC or (3) by DTC or any such nominee to a successor of DTC or a nominee of such successor.

We will issue notes to you or your nominees, in fully certificated registered form, rather than to DTC or its nominees, only if:

•	we advise the trustee in writing that DTC is no longer willing or able to discharge its responsibilities properly or that DTC is no longer a registered clearing agency under the Securities Exchange Act of 1934, and the trustee or we are unable to locate a qualified successor within 90 days;

•	an event of default has occurred and is continuing under the indenture; or

•	we, at our option, elect to terminate the book-entry system through DTC.

If any of the three above events occurs, DTC is required to notify all direct participants that notes in fully certificated registered form are available through DTC. DTC will then surrender the global note representing the notes along with instructions for re-registration. The trustee will re-issue the notes in fully certificated registered form and will recognize the registered holders of the certificated notes as holders under the indenture.

In the event individual certificates for the notes are issued, the holders of such notes will be able to receive payment on the notes and effect transfers of the notes at the offices of the Luxembourg paying agent. We have appointed Crédit Agricole Indosuez Luxembourg S.A. as paying agent in Luxembourg with respect to the notes in individual certificated form, and as long as the notes are listed on the Luxembourg Stock Exchange, we will maintain a paying agent in Luxembourg. In the event individual certificates for the notes are issued in definitive form, we will publish notices which contain a description of the modalities of payments, of transfers and of exchange in Luxembourg.

Unless and until we issue the notes in fully certificated, registered form, (1) you will not be entitled to receive a certificate representing your interest in the notes; (2) all references in this prospectus supplement or in the accompanying prospectus to actions by holders will refer to actions taken by the depositary upon instructions from their direct participants; and (3) all references in this prospectus supplement or the accompanying prospectus to payments and notices to holders will refer to payments and notices to the depositary, as the registered holder of the notes, for distribution to you in accordance with its policies and procedures.

Notices

The trustee will mail notices by first class mail, postage prepaid, to each registered holder’s last known address as it appears in the security register that the trustee maintains. The trustee will only mail these notices to the registered holder of the notes, unless we reissue the notes to you or your nominees in fully certificated form.

In addition, if the notes are listed on the Luxembourg Stock Exchange, and the rules of the Luxembourg Stock Exchange require notice by publication, the trustee will publish notices regarding the notes in a daily newspaper of general circulation in Luxembourg. We expect that this newspaper will be the Luxemburger Wort. If publication in Luxembourg is not practical, the trustee will publish these notices elsewhere in Europe. Published notices will be deemed to have been given on the date they are published. If publication as described above becomes impossible, then the trustee may publish sufficient notice by alternate means that approximate the terms and conditions described in this paragraph.

Replacement of Notes

If any mutilated note is surrendered to the trustee, we will execute and the trustee will authenticate and deliver in exchange for such mutilated note a new note of the same series and principal amount. If the trustee and we receive evidence to our satisfaction of the destruction, loss or theft of any note and such security or indemnity as may be required by them, then we shall execute and the trustee shall authenticate and deliver, in lieu of such destroyed, lost or stolen note, a new note of the same series and principal amount. All expenses associated with issuing the new note shall be borne by the owner of the mutilated, destroyed, lost or stolen note.

Further Issues

We may from time to time, without notice to or the consent of the registered holders of the notes, create and issue further notes ranking equally with the notes in all respects (or in all respects other than the payment of interest accruing prior to the issue date of such further notes or except for the first payment of interest following the issue date of such further notes). Such further notes may be consolidated and form a single series with the notes and have the same terms as to status, redemption or otherwise as the notes.

Governing Law

The indenture and the notes for all purposes shall be governed by and construed in accordance with the laws of the State of New York.

Prescription

Under New York’s statute of limitations, any legal action to enforce our payment obligations evidenced by the notes must be commenced within six years after payment is due. Thereafter our payment obligations will generally become unenforceable.

UNITED STATES TAX CONSIDERATIONS

The following summary describes the material United States federal income tax consequences and, in the case of a holder that is a non-U.S. holder (as defined below), the United States federal estate tax consequences, of purchasing, owning and disposing of notes. This summary applies to you only if you are the initial holder of the notes and you acquire the notes for a price equal to the issue price of the notes. The issue price of the notes is the first price at which a substantial amount of the notes is sold other than to bond houses, brokers, or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers.

This summary deals only with notes held as capital assets (generally, investment property) and does not deal with special tax situations such as:

•	dealers in securities or currencies;

•	traders in securities;

•	United States holders (as defined below) whose functional currency is not the United States dollar;

•	persons holding notes as part of a hedge, straddle, conversion or other integrated transaction;

•	certain United States expatriates;

•	financial institutions;

•	insurance companies;

•	entities that are tax-exempt for United States federal income tax purposes; and

•	persons that acquire the notes for a price other than their issue price.

This summary does not discuss all of the aspects of United States federal income and estate taxation which may be relevant to you in light of your particular investment or other circumstances. In addition, this summary does not discuss any United States state or local income or foreign income or other tax consequences. This summary is based on United States federal income tax law, including the provisions of the Internal Revenue Code of 1986, as amended, (the “Internal Revenue Code”), Treasury regulations, administrative rulings and judicial authority, all as in effect as of the date of this prospectus supplement. Subsequent developments in United States federal income tax law, including changes in law or differing interpretations, which may be applied retroactively, could have a material effect on the United States federal income tax consequences of purchasing, owning and disposing of notes as set forth in this summary. Before you purchase notes, you should consult your own tax advisor regarding the particular United States federal, state and local and foreign income and other tax consequences of acquiring, owning and disposing of the notes that may be applicable to you.

United States Holders

The following summary applies to you only if you are a United States holder (as defined below).

Definition of a United States Holder

A “United States holder” is a beneficial owner of notes who or which for United States federal income tax purposes is:

•	an individual citizen or resident of the United States;

•	a corporation or partnership (or other entity classified as a corporation or partnership for these purposes) created or organized in or under the laws of the United States or of any political subdivision of the United States, including any State (unless, in the case of a partnership, future Treasury regulations otherwise provide);

•	an estate, the income of which is subject to United States federal income taxation regardless of the source of that income; or

•	a trust, if, in general, a United States court is able to exercise primary supervision over the trust’s administration and one or more United States persons (within the meaning of the Internal Revenue Code) has the authority to control all of the trust’s substantial decisions.

Payments of Interest

Interest on your notes will be taxed as ordinary interest income. In addition:

•	if you use the cash method of accounting for United States federal income tax purposes, you will have to include the interest on your notes in your gross income at the time you receive the interest; and

•	if you use the accrual method of accounting for United States federal income tax purposes, you will have to include the interest on your notes in your gross income at the time the interest accrues.

Sale, Redemption or Other Disposition of Notes

Your tax basis in your notes generally will be their cost. You generally will recognize taxable gain or loss when you sell or otherwise dispose of your notes equal to the difference, if any, between:

•	the amount realized on the sale or other disposition (less any amount attributable to accrued interest, which will be taxable in the manner described under “United States Tax Considerations — United States Holders — Payments of Interest”); and

•	your tax basis in the notes.

Your gain or loss generally will be capital gain or loss. Such capital gain or loss will be long-term capital gain or loss if at the time of the sale or other disposition, you have held the notes for more than one year. If you are a non-corporate United States holder, your long-term capital gain generally will be subject to a maximum tax rate of 20%. Subject to limited exceptions, your capital losses cannot be used to offset your ordinary income.

Backup Withholding

In general, “backup withholding” at a rate of 30% (which rate will be periodically reduced to 28% for payments made in 2006 and thereafter) may apply:

•	to any payments made to you of principal of and interest on your note, and

•	to payment of the proceeds of a sale or exchange of your note before maturity,

if you are a non-corporate United States holder and fail to provide a correct taxpayer identification number or otherwise comply with applicable requirements of the backup withholding rules.

The backup withholding tax is not an additional tax and may be credited against your United States federal income tax liability, provided that correct information is provided to the Internal Revenue Service.

Non-U.S. Holders

The following summary applies to you if you are a beneficial owner of a note or notes who or which, for United States federal income tax purposes, is not a United States holder (as defined above) (a “non-U.S. holder”). An individual may, subject to exceptions, be deemed to be a resident alien, as opposed to a non-resident alien, by virtue of being present in the United States:

•	on at least 31 days in the calendar year, and

•	for an aggregate of at least 183 days during a three-year period ending in the current calendar year, counting for such purposes all of the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year.

Resident aliens are subject to United States federal income tax as if they were United States citizens.

United States Federal Withholding Tax

Under current United States federal income tax laws, and subject to the discussion below, United States federal withholding tax will not apply to payments by Procter & Gamble or any paying agent of Procter & Gamble (in its capacity as such) of principal of and interest on your notes under the “portfolio interest” exception of the Internal Revenue Code, provided that in the case of interest:

•	you do not, directly or indirectly, actually or constructively, own ten percent or more of the total combined voting power of all classes of the stock of Procter & Gamble entitled to vote within the meaning of section 871(h)(3) of the Internal Revenue Code and the Treasury regulations thereunder;

•	you are not (i) a controlled foreign corporation for United States federal income tax purposes that is related, directly or indirectly, to Procter & Gamble through sufficient stock ownership (as provided in the Internal Revenue Code), or (ii) a bank receiving interest described in section 881(c)(3)(A) of the Internal Revenue Code;

•	such interest is not effectively connected with your conduct of a United States trade or business; and

•	you provide a signed IRS Form W-8 BEN certifying, under penalties of perjury, that you are not a United States person within the meaning of the Internal Revenue Code to:

(A)	Procter & Gamble or any paying agent of Procter & Gamble; or

(B)	a securities clearing organization, bank or other financial institution that holds customers’ securities in the ordinary course of its trade or business and holds your notes on your behalf and that certifies to Procter & Gamble or any paying agent of Procter & Gamble under penalties of perjury that it, or the bank or financial institution between it and you, has received from you your signed IRS Form W-8BEN and provides Procter & Gamble or any paying agent of Procter & Gamble with a copy of this Form.

Treasury regulations provide alternative methods for satisfying the certification requirement described in this section. In addition, under these regulations

•	if you are a foreign partnership, the certification requirement will generally apply to partners in you (or partners in such partners in the case of multiple-tiered partnerships);

•	if you are a foreign trust, the certification requirement will generally apply to you if you are a “foreign complex trust”, or to beneficiaries in you if you are a “foreign simple trust”, or a “foreign grantor trust”, all as defined in the Treasury regulations.

If you are a foreign partnership or a foreign trust, you should consult your own tax advisor regarding your status under these Treasury regulations and the certification requirements applicable to you.

United States Federal Income Tax

Except for the possible application of United States withholding tax (see “United States Tax Considerations — Non-U.S. Holders — United States Federal Withholding Tax” above) and backup withholding tax (see “United States Tax Considerations — Backup Withholding and Information Reporting” below), you generally will not have to pay United States federal income tax on payments of principal of and interest on your notes, or on any gain or income realized from the sale, redemption, retirement at maturity or other disposition of your notes (provided that, in the case of proceeds representing accrued interest, the conditions described in “United States Tax Considerations — Non-U.S. Holders — United States Federal Withholding Tax” are met) unless:

•	in the case of gain, you are an individual who is present in the United States for 183 days or more during the taxable year of the sale or other disposition of your notes, and specific other conditions are met; or

•	the gain is effectively connected with your conduct of a United States trade or business, and, if an income tax treaty applies, is generally attributable to a United States “permanent establishment” maintained by you.

If you are engaged in a trade or business in the United States and interest, gain or any other income in respect of your notes is effectively connected with the conduct of your trade or business, and if an income tax treaty applies and you maintain a United States “permanent establishment” to which the interest, gain or other income is generally attributable, you may be subject to United States federal income tax on a net basis on the interest, gain or income (although interest is exempt from the withholding tax discussed in the preceding paragraphs provided that you provide a properly executed Internal Revenue Service form on or before any payment date to claim the exemption). In addition, if you are a foreign corporation, you may be subject to a branch profits tax equal to 30% of your effectively connected earnings and profits for the taxable year, as adjusted for certain items, unless a lower rate applies to you under a United States income tax treaty with your country of residence. For this purpose, you must include interest, gain or income on your notes in the earnings and profits subject to the branch tax if these amounts are effectively connected with the conduct of your United States trade or business.

United States Federal Estate Tax

If you are an individual and are not a United States citizen or resident of the United States (as specially defined for United States federal estate tax purposes) at the time of your death, your notes will generally not be subject to the United States federal estate tax, unless, at the time of your death:

•	you directly or indirectly, actually or constructively, own ten percent or more of the total combined voting power of all classes of stock of Procter & Gamble that is entitled to vote within the meaning of section 871(h)(3) of the Internal Revenue Code and the Treasury regulations thereunder; or

•	your interest on the notes is effectively connected with your conduct of a United States trade or business.

Recently enacted legislation reduces the maximum federal estate tax over an 8-year period beginning in 2002.

Backup Withholding and Information Reporting

Under current Treasury regulations, backup withholding and information reporting will not apply to payments made by Procter & Gamble or any paying agent of Procter & Gamble (in its capacity as such) to you if you have provided the required certification that you are a non-U.S. holder as described in “United States Tax Considerations — Non-U.S. Holders — United States Federal Withholding Tax” above, and provided that neither Procter & Gamble nor any paying agent of Procter & Gamble has actual knowledge or reason to know that you are a United States holder (as described in “United States Tax Considerations — United States Holders” above). Procter & Gamble or any paying agent of Procter & Gamble generally will, however, report payments of interest on the notes.

The gross proceeds from the disposition of your notes may be subject to information reporting and backup withholding, at a rate of 30% (which rate will be periodically reduced to 28% for payments made in 2006 and thereafter.) If you sell your notes outside the United States through a non-United States office of a non-United States broker and the sales proceeds are paid to you outside the United States, then the United States backup withholding and information reporting requirements generally will not apply to that payment. However, United States information reporting will apply to a payment of sales proceeds, even if that payment is made outside the United States, if you sell your notes through a non-United States office of a broker that is:

•	a United States person (as defined in the Internal Revenue Code);

•	a controlled foreign corporation for United States federal income tax purposes;

•	a foreign person 50% or more of whose gross income is effectively connected with a United States trade or business for a specified three-year period; or

•	a foreign partnership, if at any time during its tax year, one or more of its partners are United States persons, as defined in Treasury regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership or if, at any time during its tax year, the foreign partnership is engaged in a United States trade or business;

unless the broker has documentary evidence in its files that you are a non-U.S. person and certain other conditions are met or you otherwise establish an exemption. In circumstances where information reporting by a non-United States office of a broker is required, backup withholding will be required only if the broker has actual knowledge that you are a United States holder.

Payments of the proceeds from your disposition of a note made to or through the United States office of a broker is subject to information reporting and backup withholding unless you provide a Form W-8BEN certifying that you are a non-U.S. person or you otherwise establish an exemption from information reporting and backup withholding.

You should consult your own tax advisor regarding application of backup withholding in your particular circumstance and the availability of and procedure for obtaining an exemption from backup withholding under current Treasury regulations. Any amounts withheld under the backup withholding rules from a payment to you will be allowed as a refund or a credit against your United States federal income tax liability, provided the required information is furnished to the United States Internal Revenue Service.

UNDERWRITING

Under the terms and conditions set forth in the pricing agreement applicable to the notes, which is dated the date of this prospectus supplement and which incorporates by reference the underwriting agreement dated the date of this prospectus supplement (the “underwriting agreement”), we have agreed to sell to each of the underwriters named below, severally, and each of the underwriters has severally agreed to purchase, the principal amount of the notes set forth opposite its name below:

Principal
Amount of
Underwriter	the Notes

Goldman, Sachs & Co.	$150,000,000
J.P. Morgan Securities Inc.	150,000,000
Salomon Smith Barney Inc.	150,000,000
BNY Capital Markets, Inc.	10,000,000
Fifth Third Securities, Inc.	10,000,000
RBC Dominion Securities Corporation	10,000,000
U.S. Bancorp Piper Jaffray Inc.	10,000,000
The Williams Capital Group, L.P.	10,000,000

Total	$500,000,000

Under the terms and conditions of the underwriting agreement, if the underwriters take any of the notes, then the underwriters are obligated to take and pay for all of the notes.

The notes are a new issue of securities with no established trading market. The underwriters have advised us that they intend to make a market in the notes, but they have no obligation to do so and may discontinue market making at any time without providing any notice. No assurance can be given as to the liquidity of any trading market for the notes.

The underwriters initially propose to offer part of the notes directly to the public at the offering price described on the cover page of this prospectus supplement and part to certain dealers at a price that represents a concession not in excess of .200% of the principal amount of the notes. Any underwriter may allow, and any dealer may reallow, a concession not in excess of .125% of the principal amount of the notes to certain other dealers. After the initial offering of the notes, the underwriters may from time to time vary the offering price and other selling terms.

We have agreed to indemnify the underwriters against certain civil liabilities, including certain liabilities under the Securities Act of 1933, as amended, or to contribute to payments which the underwriters may be required to make in respect of any such liabilities.

In connection with the offering of the notes, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the notes. Specifically, the underwriters may overallot in connection with the offering of the notes, creating a syndicate short position. In addition, the underwriters may bid for, and purchase, notes in the open market to cover syndicate short positions or to stabilize the price of the notes. Finally, the underwriting syndicate may reclaim selling concessions allowed for distributing the notes in the offering, if the syndicate repurchases previously distributed notes in syndicate covering transactions, stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market prices of the notes above independent market levels. The underwriters are not required to engage in any of these activities, and may end any of them at any time.

The notes are offered for sale in those jurisdictions in the United States, Europe and Asia where it is legal to make such offers.

Each underwriter has agreed that it will not offer, sell or deliver any of the notes in any jurisdiction outside the United States except under circumstances that will result in compliance with the applicable laws thereof. Each underwriter has acknowledged that no action has been taken to permit a public offering in any jurisdiction outside the United States where action would be required for such purpose.

The underwriters have agreed that they have not offered or sold, and will not offer or sell, directly or indirectly, any of the notes in or to residents of Japan or to any persons for reoffering or resale, directly or indirectly, in Japan or to any resident of Japan unless an exemption from the registration requirements of the Securities Exchange Law is available and they are in compliance with the other relevant laws of Japan.

The underwriters have represented and agreed that (1) they have not offered or sold and before the date six months after the date of issue of the notes will not offer or sell any notes to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purpose of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (2) they have complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 (the “FSMA”) with respect to anything done by them in relation to the notes in, from or otherwise involving the United Kingdom; and (3) they have only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) received by it in connection with the issue or sale of any notes in circumstances in which section 21(1) of the FSMA does not apply to the issuer.

Although application will be made to list the notes on the Luxembourg Stock Exchange, a listing may not be obtained.

Purchasers of the notes may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the issue price set forth on the cover page hereof.

It is expected that delivery of the notes will be made against payment therefore on or about August 7, 2002, which is the fifth business day following the date of this prospectus supplement (such settlement cycle being referred to as “T+5”). Purchasers should note that the ability to settle secondary market trades of the notes effected on the date of pricing and the succeeding business days may be affected by the T+5 settlement.

Expenses associated with this offering, to be paid by us, are estimated to be $200,000.

J.P. Morgan Securities Inc. (“JPMorgan”) will make the notes available for distribution on the Internet through a proprietary Web site and/or a third-party system operated by Market Axess Inc., an Internet-based communications technology provider. Market Axess Inc. is providing the system as a conduit for communications between JPMorgan and its customers and is not a party to any transactions. Market Axess Inc., a registered broker-dealer, will receive compensation from JPMorgan based on transactions JPMorgan conducts through the system. JPMorgan will make the notes available to its customers through the Internet distributions, whether made through a proprietary or third-party system, on the same terms as distributions made through other channels.

To the extent any underwriter that is not a U.S.-registered broker-dealer intends to effect sales of notes in the United States, it will do so through one or more U.S.-registered broker-dealers in accordance with the applicable U.S. securities laws and regulations.

In the ordinary course of their respective business, certain of the underwriters and their affiliates have engaged, and may in the future engage, in commercial banking, investment banking, financial advisory and/or other transactions with us and our affiliates. Goldman, Sachs & Co., J.P. Morgan Securities Inc. and Salomon Smith Barney Inc. were joint bookrunners for our $1 billion debt offering in June 2002. Charlotte R. Otto, our Global External Relations Officer, is a director of Royal Bank of Canada, which is an affiliate of RBC Dominion Securities Corporation. Marina v.N. Whitman, one of our directors, is also a director of J.P. Morgan Chase & Co., which is an affiliate of JPMorgan.

VALIDITY OF THE NOTES

The validity of the notes will be passed upon for Procter & Gamble by Eric J. Wunsch, Esq., Counsel, The Procter & Gamble Company, One Procter & Gamble Plaza, Cincinnati, Ohio 45202, and for the underwriters by Fried, Frank, Harris, Shriver & Jacobson (a partnership including professional corporations), One New York Plaza, New York, New York 10004. Mr. Wunsch may rely as to matters of New York law upon the opinion of Fried, Frank, Harris, Shriver & Jacobson, and Fried, Frank, Harris, Shriver & Jacobson may rely as to matters of Ohio law upon the opinion of Mr. Wunsch. Fried, Frank, Harris, Shriver & Jacobson from time to time performs legal services for Procter & Gamble.

AVAILABLE INFORMATION

We file reports, proxy statements and other information with the Securities and Exchange Commission. Such reports, proxy statements and other information can be inspected and copied at the public reference room maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. Information relating to the operation of the public reference facility may be obtained by calling the SEC at 1-800-SEC-0330.

The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of the SEC’s Internet site is http://www.sec.gov. Copies of such materials can also be obtained by mail from the Public Reference Branch of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

In addition, reports, proxy statements and other information concerning us may also be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005, and the offices of the Cincinnati Stock Exchange, 400 S. LaSalle Street, 5th Floor, Chicago, Illinois 60605.

We have filed with the SEC a registration statement on Form S-3 with respect to the securities that we are offering through this prospectus supplement and the accompanying prospectus. This registration statement, together with all amendments, exhibits and documents incorporated by reference, is referred to as the ”registration statement.” This prospectus supplement does not contain all of the information included in the registration statement. Certain parts of the registration statement are omitted in accordance with the rules and regulations of the SEC. For further information, reference is made to the registration statement.

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows us to ”incorporate by reference” the information in documents that we file with them. This means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus supplement and the accompanying prospectus, and information in documents that we file after the date of this prospectus supplement and before the termination of the offering will automatically update information in this prospectus supplement and the accompanying prospectus.

We incorporate by reference into this prospectus supplement:

•	our Annual Report on Form 10-K for the year ended June 30, 2001;

•	our Quarterly Reports on Form 10-Q for the periods ended September 30, 2001, December 31, 2001 and March 31, 2002;

•	our Current Reports on Form 8-K dated August 7, 2001, August 15, 2001, September 5, 2001, October 30, 2001, November 16, 2001, December 11, 2001, January 31, 2002, March 19, 2002, April 30, 2002 and June 12, 2002 and our Current Report on Form 8-K/A dated March 19, 2002; and

•	any future filings which we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, until we sell all of the securities offered by this prospectus supplement and the accompanying prospectus.

LISTING AND GENERAL INFORMATION

1. Application will be made to list the notes on the Luxembourg Stock Exchange. Prior to the listing, a legal notice relating to the issue of the notes and our Amended Articles of Incorporation and Regulations will be deposited with the Greffier en Chef du Tribunal d’Arrondissement de et à Luxembourg, where such documents may be examined or copies obtained.

2. Copies of our Amended Articles of Incorporation, Regulations and Bylaws, the indenture, the Officer’s Certificate related to the issue of these notes and each of the documents listed under “Incorporation of Documents by Reference,” as well as all of our present and future published annual and quarterly consolidated financial statements, will be available free of charge at the office of Crédit Agricole Indosuez Luxembourg S.A. during the term of the notes. Crédit Agricole Indosuez Luxembourg S.A., as listing agent, will act as intermediary between the Luxembourg Stock Exchange and us. We do not make publicly available non-consolidated financial statements.

3. The creation and issuance of the notes was authorized on behalf of us by resolutions adopted by our Board of Directors on September 12, 1995 and July 10, 2001.

4. There has been no material adverse change in our consolidated financial position and our consolidated subsidiaries taken as a whole since March 31, 2002, except as disclosed or contemplated in this prospectus supplement or in the documents incorporated by reference.

5. Neither we nor any of our subsidiaries is a party to any litigation that, in our judgment, is material in the context of the issue of the notes, except as disclosed or contemplated in this prospectus supplement and the accompanying prospectus or in the documents incorporated by reference.

6. The notes have been assigned CUSIP No. 742718BX6, Euroclear and Clearstream Common Code No. 015277777 and ISIN No. US742718BX67. The notes have been accepted for clearance by DTC, Clearstream, Luxembourg and Euroclear.

7. The Luxembourg Stock Exchange takes no responsibility for the contents of this document, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this prospectus supplement and the accompanying prospectus.

8. We have represented and warranted to the underwriters that this prospectus supplement and the accompanying prospectus do not contain any untrue statement of a material fact or omit any material fact necessary to make the statements in this prospectus supplement and the accompanying prospectus not misleading in light of the circumstances under which these statements were made. We have taken all reasonable care to ascertain the facts and to verify the accuracy of these statements. We accept responsibility accordingly.

9. This prospectus supplement and the accompanying prospectus may be used only for the purposes for which they were published. This prospectus supplement and the accompanying prospectus together represent an offer to sell the notes but only under circumstances and in jurisdictions where it is lawful to do so.

10. You should rely only on information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. No person has been authorized to give any information or to make any representations other than those contained in this prospectus supplement and the accompanying prospectus in connection with the issue or sale of the notes, and if given or made, such information or representations must not be relied upon as having been authorized by us or the underwriters. Neither the delivery of this prospectus supplement or the accompanying prospectus shall, under any circumstances, create any implication that there has been no change in our affairs since the date on the cover of this prospectus supplement.

PROSPECTUS

The Procter & Gamble Company

$5,000,000,000

By this prospectus, we may offer —

Debt Securities
Warrants

We will provide the specific terms of these securities in supplements to this prospectus. You should read this prospectus and any prospectus supplement carefully before you invest.

This prospectus may not be used to offer and sell securities unless accompanied by a prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus is dated March 25, 2002

           This prospectus is part of a registration statement that we filed with the SEC utilizing a “shelf” registration process. Under this shelf process, combining this Registration Statement with the remaining availability under our most recently filed prior Registration Statement, we may, from time to time, sell in one or more offerings up to a total dollar amount of $5,000,000,000 of any combination of our debt securities and warrants.

           This prospectus provides you with a general description of the securities that we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering, including the specific amounts, prices and terms of the securities offered. The prospectus supplement may also add, update or change information contained in this prospectus.

           You should carefully read both this prospectus and any prospectus supplement together with additional information described below under the heading “Where You Can Find More Information.”

THE COMPANY

               In this prospectus supplement and the accompanying prospectus, unless we otherwise specify or the context otherwise requires, references to:

•	“Procter & Gamble,” “we,” “us,” and “our” are to The Procter & Gamble Company and its subsidiaries;

•	“fiscal” followed by a specific year are to our fiscal year ended or ending June 30 of that year; and

•	“dollars,” “$” and “U.S.$” are to United States dollars.

           Procter & Gamble was incorporated in Ohio in 1905, having been built from a business founded in 1837 by William Procter and James Gamble. Today, we manufacture and market a broad range of consumer products in many countries throughout the world.

           Our business is organized into five product-based, reportable segments called Global Business Units (“GBUs”). These units are: Fabric and Home Care; Baby, Feminine, and Family Care; Beauty Care; Health Care; and Food and Beverage.

•	Fabric and Home Care includes laundry, fabric enhancers, dishcare, and household cleaning products. Representative brands include Ariel, Tide, Dryel, Downy, Cascade, Dawn and Swiffer.

•	Baby, Feminine and Family Care includes tissues, towels, tampons, pads and liners, diapers and wipes. Representative brands include Bounty, Charmin, Always, Whisper, Pampers and Pampers Wipes.

•	Beauty Care includes hair care, hair colorants, deodorants, personal cleansing, skin care and cosmetics and fragrances, including all hair care, hair color and personal care products acquired in connection with our recent purchase of Clairol, Inc. from Bristol-Myers Squibb Company. Representative brands include Pantene, Herbal Essences, Nice ’N Easy, Head & Shoulders, Secret, Zest, Olay, Cover Girl and Old Spice.

•	Food and Beverage includes coffee, peanut butter, juice, snacks and oils. Representative brands include Folgers, Jif, Sunny Delight, Pringles and Crisco.

•	Health Care includes oral care, personal health care, pharmaceuticals and pet health and nutrition. Representative brands include Crest, Scope, Metamucil, Vicks, Actonel, Asacol, Iams and Eukanuba.

           In the most recent fiscal year ended June 30, 2001, the Fabric and Home Care and Baby, Feminine and Family Care global business units each accounted for 30% of total sales. Beauty Care accounted for 18%, and Health Care and Food and Beverage each accounted for 11% of total sales.

           Our GBU structure is complemented by eight Market Development Organizations “MDOs”, which are intended to maximize the business potential for the entire product portfolio in each local market. In addition, we are in the process of streamlining and standardizing our essential global business services, such as accounting, employee benefits management, order management and information technology services, into a common Global Business Services organization.

           We began implementing the GBU/ MDO structure in 1999 as part of our Organization 2005 restructuring program. The program was expanded in 2001 to deliver further cost reductions.

           In the United States, as of June 30, 2001, we owned and operated 40 manufacturing facilities and leased and operated 2 manufacturing facilities in 23 states. In addition, we owned and operated 92 manufacturing facilities in 45 other countries as of that date. Fabric and Home Care products were produced at 47 of these locations; Baby, Feminine and Family Care products at 50; Health Care products at 27; Beauty Care products at 34; and Food and Beverage products at 15.

           In November 2001, we purchased the Clairol business from Bristol-Myers Squibb Company. This acquisition includes hair care, hair color and personal care products with approximately $1.6 billion in annual net sales. We are currently in the process of fully integrating the Clairol business into our Beauty Care GBU.

           In October 2001, we announced our intention to divest our Crisco and Jif brands in a spin-merge transaction with the J.M. Smucker Company. We expect this transaction to be completed by the end of our current fiscal year.

           Our principal executive offices are located at One Procter & Gamble Plaza, Cincinnati, Ohio 45202, and our telephone number is (513) 983-1100.

SUMMARY CONSOLIDATED FINANCIAL INFORMATION

               The summary consolidated financial information for the years ended June 30, 2001 and 2000 has been derived from our consolidated financial statements contained in our Annual Report on Form 10-K for the fiscal year ended June 30, 2001. The summary consolidated financial information for the years ended June 30, 1999 and 1998 has been derived from our consolidated financial statements contained in our Annual Report on Form 10-K for the fiscal year ended June 30, 1999. The summary consolidated financial information for the year ended June 30, 1997 has been derived from our consolidated financial statements contained in our Annual Report on Form 10-K for the fiscal year ended June 30, 1998. All information is reported in U.S. dollars.

	Years Ended June 30,

(In millions, except per share data)	1997	1998	1999	2000	2001

Operating Results:
Net sales	$35,764	$37,154	$38,125	$39,951	$39,244
Cost of products sold(1)	20,510	20,896	21,027	21,514	22,102
Marketing, Research and Administrative Expenses(1)	9,766	10,203	10,845	12,483	12,406

Operating Income	5,488	6,055	6,253	5,954	4,736
Interest Expense	457	548	650	722	794
Other Income, Net	218	201	235	304	674

Earnings before income taxes	5,249	5,708	5,838	5,536	4,616
Income taxes	1,834	1,928	2,075	1,994	1,694

Net earnings	3,415	3,780	3,763	3,542	2,922
Basic net earnings per common share	$2.43	$2.74	$2.75	$2.61	$2.15
Diluted net earnings per common share	$2.28	$2.56	$2.59	$2.47	$2.07
Basic average shares outstanding (in millions)(2)	1,360.3	1,343.4	1,328.1	1,313.2	1,300.3
Diluted average shares outstanding (in millions)(2)	1,487.0	1,465.5	1,446.8	1,427.2	1,405.6
Ratio of earnings to fixed charges(3)	10.9	9.9	8.8	7.1	6.2
Financial Position (at period end):
Working Capital	$2,988	$1,327	$597	$5	$1,043
Total Assets(1)	27,598	31,042	32,192	34,366	34,387
Long-term debt(1)	4,159	5,774	6,265	9,012	9,792
Shareholders’ equity	12,046	12,236	12,058	12,287	12,010

(1)	Certain reclassifications of prior years’ amounts have been made to conform to the fiscal year 2001 presentation.

(2)	Restated for two-for-one stock split effective August 22, 1997.

(3)	Earnings used to compute this ratio are earnings before income taxes and before fixed charges (excluding interest capitalized during the period) and after deducting undistributed earnings of equity method investees. Fixed charges consist of interest, whether expensed or capitalized, amortization of debt discount and expense, and one-third of all rent expense (considered representative of the interest factor).

Results of Operations: Year Ended June 30, 2001 Compared to the Year Ended June 30, 2000

Financial Review

Results of Operations

           Fiscal 2001 was a year of progress — in making choices, establishing realistic goals and delivering on commitments. We also made considerable progress on strengthening our cost structure and improving cash efficiency. This was despite a tough year that included weakening economies in some major geographies, significant currency impacts, rising commodity prices and an increasingly competitive environment.

           To accelerate long-term growth, we have made and will continue to make tough, clear choices about where to play and how to win. We are focused on building superior shareholder return — by creating and building big brands with top-line results, sales margins and cash flow at the best competitive benchmarks.

           During the past year, we refocused on our core categories to develop high-margin growth businesses with global leadership potential. We also expanded our restructuring program, initiated in June 1999, in conjunction with Organization 2005, to drive further enrollment reductions and address under-performing businesses. These actions are critical to delivering on our long-term goals to consistently grow earnings and earnings per share at double-digit rates.

Net Earnings

           Reported net earnings were $2.92 billion or $2.07 per share in 2001. This compared to $3.54 billion or $2.47 per share in 2000, and $3.76 billion or $2.59 per share in 1999. Current year results include charges of $1.48 billion after tax for restructuring program costs. These costs were $688 million and $385 million in 2000 and 1999, respectively. This program covers a significant reduction in enrollment, manufacturing consolidations and portfolio choices to scale back or discontinue under-performing businesses and initiatives.

           Core net earnings, which exclude restructuring program costs, increased to $4.40 billion in 2001 from $4.23 billion in 2000 and $4.15 billion in 1999. Core net earnings per share were $3.12, compared to $2.95 per share in 2000 and $2.85 per share in 1999. Core net earnings per share increased 6% in 2001, compared to 4% in 2000. Core net earnings progress was significant in light of product cost increases and exchange impacts, which were offset by pricing benefits, lower taxes and gains from the divestiture of non- strategic brands. Growth in the prior year was affected by significant investments in new initiatives.

Net Sales

           Reported net sales were $39.24 billion, compared to $39.95 billion in 2000 and $38.13 billion in 1999. Excluding an unfavorable exchange rate impact of over 3% in the current year, net sales grew 2%, reflecting improved pricing in beauty care, fabric and home care and paper, primarily family care. Unit volume was flat in 2001, as exceptionally strong performance by new businesses in health care was offset by softness in food and beverage. Unit volume grew 4% in 2000, while net sales excluding a 2% unfavorable exchange impact increased 7%. This growth reflected strong product initiative activity, the acquisition of the Iams pet health and nutrition business and progress on flagship brands, largely in fabric and home care.

Operating Costs

           Consistent with our commitment to reduce our cost structure to more competitive levels, in the fourth quarter, we broadened our restructuring program to deliver further cost reductions by reducing overheads, consolidating manufacturing operations and addressing under-performing businesses and initiatives. Given the nature and magnitude of the charges related to this program, the following discussions include supplemental information on a “core” basis — excluding restructuring charges.

           Cost of products sold was $22.10 billion in 2001, compared to $21.51 billion and $21.03 billion in 2000 and 1999, respectively. Restructuring costs included in cost of products sold were $1.14 billion in 2001, $496 million in 2000 and $443 million in 1999. Excluding restructuring charges, cost of products sold was flat versus the prior year, as a disciplined cost focus overcame commodity cost increases, such as energy. Core cost of products sold was up 2% in 2000.

           Marketing, research and administrative expense was $12.41 billion versus $12.48 billion in 2000 and $10.85 billion in 1999. These include restructuring costs of $583 million in 2001, $318 million in 2000 and $38 million in 1999, primarily due to employee separation expenses. Excluding restructuring charges, marketing, research and administrative expense was $11.82 billion in the current year versus $12.17 billion in 2000 and $10.81 billion in 1999. As a percent of net sales, this was 30.0% in 2001, 30.4% in 2000 and 28.3% in 1999. The decrease in the current year was due to a reduction in overhead costs, as well as marketing support efficiencies. The increase in 2000 reflects the high level of initiative investment.

Margins

           In 2001, gross margin was 43.7%, compared to 46.1% in 2000 and 44.8% in 1999. Gross margin included restructuring charges that consisted primarily of accelerated depreciation, asset write-downs and employee separation costs for manufacturing employees.

           Excluding these charges, gross margin was 46.8%, 47.4% and 46.0% in 2001, 2000 and 1999, respectively, reflecting rising material costs despite the benefit of pricing actions and effective cost management.

           Operating margin was 12.1%, compared to 14.9% in 2000 and 16.4% in 1999. Excluding restructuring charges, core operating margin was 16.7%, compared to 16.9% in 2000 and 17.7% in 1999.

           Net earnings margin was 7.4% versus 8.9% in 2000 and 9.9% in 1999. Excluding restructuring charges, core net earnings margin was 11.2%, up from 10.6% in 2000 and 10.9% in 1999. The margin increase in 2001 reflects the gains from minor brand divestitures and lower taxes, partially offset by increased product costs and unfavorable exchange impacts. In 2000, the core net earnings margin decreased, reflecting increased spending, primarily from initiative investments.

Non-Operating Items

           Interest expense was $794 million in 2001, compared to $722 million in 2000 and $650 million in 1999. The interest expense trend reflects higher average debt levels, primarily due to share repurchases and acquisitions.

           Other income, net, which consists primarily of interest and investment income and divestiture gains contributed $674 million, compared to $304 million in 2000 and $235 million in 1999. Increased gains from the divestiture of minor brands drove the year- to-year changes.

           Our effective tax rate for the current year was 36.7%, compared to 36.0% in 2000 and 35.5% in 1999. Excluding restructuring costs and related tax effects, the effective tax rate was 32.0%, compared to 33.4% in 2000 and 34.4% in 1999. This change reflects the continuing benefit of the implementation of our new global business unit structure.

Financial Condition

           One of our focus areas is to improve our cash efficiency as a key element of achieving superior shareholder return.

Cash

           Operating cash flow provides the primary source of funds to finance operating needs, capital expenditures and shareholder dividends. This is supplemented by additional borrowings to provide funds to finance the share repurchase program and acquisitions.

           Cash flow from operations was $5.80 billion, $4.68 billion and $5.54 billion in 2001, 2000 and 1999, respectively. Operating cash flow trends were primarily impacted by working capital changes, including the impact of restructuring program accruals.

           Cash and cash equivalents increased $891 million in the current year to $2.31 billion, reflecting reduced capital expenditures and improved working capital. Cash and cash equivalents were $1.42 billion in 2000 and $2.29 billion in 1999. The decrease in 2000 reflected acquisition spending and lower net earnings, partially offset by the issuance of debt.

           Net cash used for acquisitions completed during 2001 totaled $138 million. This compares to acquisition spending of $2.97 billion in 2000 and $137 million in 1999. Spending in fiscal 2000 was primarily related to the acquisitions of The Iams Company and Affiliates, Recovery Engineering, Inc. and a joint venture ownership increase in China. In May 2001, the Company announced its intent to acquire the Clairol business, pending regulatory clearance. This transaction was consummated in November 2001. A substantial portion of the $4.95 billion purchase price was financed with debt.

           We continue our program to divest certain non-strategic brands in order to focus resources on core businesses. The proceeds from these and other asset sales generated $788 million in cash flow in the current year, compared to $419 million and $434 million in 2000 and 1999, respectively.

           We maintain a share repurchase program, which authorizes the purchase of shares annually on the open market to mitigate the dilutive impact of employee compensation programs. We also have a discretionary buy-back program under which we may repurchase additional outstanding shares. Current year purchases under the combined programs were $1.25 billion, compared to $1.77 billion in 2000 and $2.53 billion in 1999. We issued equity put options in 2001 for one million shares at approximately $74 per share and for 12 million shares at prices ranging from $60 to $71 per share in 2000, which reduced our cash outlay for share repurchases.

           Common share dividends grew 9% to $1.40 per share in 2001, compared to $1.28 and $1.14 in 2000 and 1999, respectively. During 2002, the annual dividend rate will increase to $1.52 per common share, marking the 46th consecutive year of increased common share dividend payments. Total dividend payments, to both common and preferred shareholders, were $1.94 billion, $1.80 billion and $1.63 billion in 2001, 2000 and 1999, respectively.

           Total debt was fairly stable at $12.03 billion at June 30, 2001 and $12.25 billion at June 30, 2000. A number of factors influenced the various debt components, including issuance of long-term debt, reductions in short-term debt, currency effects and mark-to-market impacts of derivative financial instruments.

           Long-term borrowing available under our shelf registration statement filed in 1995, as amended in July 1997 and September 1999, was $489 million at June 30, 2001. Additionally, the Company is able to issue commercial paper at favorable rates and to access general bank financing.

Capital Spending

           Significant progress was made in 2001, as capital expenditures decreased to $2.49 billion compared to $3.02 billion in 2000 and $2.83 billion in 1999. Current year spending is 6.3% of net sales, compared to 7.6% and 7.4% in 2000 and 1999. During 2001, capital spending declined in most segments due to more choiceful investments, increased efficiencies and favorable currency impacts.

FORWARD LOOKING STATEMENTS

               All statements, other than statements of historical fact, included or incorporated by reference in this prospectus and in any prospectus supplement, are forward looking statements, as that term is defined in the Private Securities Litigation Reform Act of 1995. In addition to the risks and uncertainties noted in this prospectus and in any prospectus supplement, there are certain risk factors that could cause results to differ materially from those anticipated by some of the statements made. These include achievement of the business unit volume and income growth projections, the achievement of our cost containment goals, the successful integration of the Clairol business, the timely and successful closing of the Jif and Crisco spin/merge transaction, the continued political and/or economic uncertainty in Latin America, any political and/or economic uncertainty due to terrorist activities, Kmart’s successful management during, and emergence from, Chapter 11 bankruptcy and our successful management of business, legal and financial matters during Kmart’s Chapter 11 bankruptcy proceedings, as well as factors listed in Management’s Discussion and Analysis of Financial Condition and Results of Operations in our most recently filed Forms 10-K and 10-Q and in our most recently filed Form 8-Ks.

USE OF PROCEEDS

               Unless otherwise indicated in the applicable prospectus supplement, we will use the net proceeds from the sale of debt securities and warrants offered by this prospectus for general corporate purposes.

DESCRIPTION OF DEBT SECURITIES

               This section describes the general terms and provisions of any debt securities that we may offer in the future. A prospectus supplement relating to a particular series of debt securities will describe the specific terms of that particular series and the extent to which the general terms and provisions apply to that particular series.

General

             We expect to issue the debt securities under an indenture, dated as of September 28, 1992, between us and Bank One Trust Company, NA, successor in interest to The First National Bank of Chicago, as trustee. We have filed a copy of the indenture as an exhibit to the registration statement of which this prospectus forms a part. The following summaries of various provisions of the indenture are not complete. You should read the indenture for a more complete understanding of the provisions described in this section. The indenture itself, not this description or the description in the prospectus supplement, defines your rights as a holder of debt securities. Parenthetical section and article numbers in this description refer to sections and articles in the indenture.

           The debt securities will be unsecured obligations of Procter & Gamble. The indenture does not limit the amount of debt securities that we may issue under the indenture. The indenture provides that we may issue debt securities from time to time in one or more series.

Terms of a Particular Series

             Each prospectus supplement relating to a particular series of debt securities will include specific information relating to the offering. This information will include some or all of the following terms of the debt securities of the series:

•	the title of the debt securities;

•	any limit on the total principal amount of the debt securities;

•	the date or dates on which the debt securities will mature;

•	the rate or rates, which may be fixed or variable, at which the debt securities will bear interest, if any, and the date or dates from which interest will accrue;

•	the dates on which interest, if any, will be payable and the regular record dates for interest payments;

•	any mandatory or optional sinking fund or similar provisions;

•	any optional or mandatory redemption provisions, including the price at which, the periods within which, and the terms and conditions upon which we may redeem or repurchase the debt securities;

•	the terms and conditions upon which the debt securities may be repayable prior to final maturity at the option of the holder;

•	the portion of the principal amount of the debt securities that will be payable upon acceleration of maturity, if other than the entire principal amount;

•	provisions allowing us to defease the debt securities or certain restrictive covenants and certain events of default under the indenture;

•	if other than in United States dollars, the currency or currencies, including composite currencies, of payment of principal of and premium, if any, and interest on the debt securities;

•	the federal income tax consequences and other special considerations applicable to any debt securities denominated in a currency or currencies other than United States dollars;

•	any index used to determine the amount of payments of principal of and premium, if any, and interest, if any, on the debt securities;

•	if the debt securities will be issuable only in the form of a global security as described below, the depository or its nominee with respect to the debt securities and the circumstances under which the global security may be registered for transfer or exchange in the name of a person other than the depository or its nominee; and

•	any other terms of the debt securities. (Section 301)

Payment of Principal, Premium and Interest

             Unless otherwise indicated in the prospectus supplement, principal of and premium, if any, and interest, if any, on the debt securities will be payable, and the debt securities will be exchangeable and transfers of debt securities will be registrable, at the office of the trustee at One North Street, 9th Floor, Chicago, Illinois 60670. At our option, however, payment of interest may be made by:

•	wire transfer on the date of payment in immediately available federal funds or next day funds to an account specified by written notice to the trustee from any holder of debt securities;

•	any similar manner that the holder may designate in writing to the trustee; or

•	check mailed to the address of the holder as it appears in the security register. (Sections 301, 305 and 1002)

           Any payment of principal and premium, if any, and interest, if any, required to be made on a day that is not a business day need not be made on that day, but may be made on the next succeeding business day with the same force and effect as if made on the non-business day. No interest will accrue for the period from and after the non-business day. (Section 113)

           Unless otherwise indicated in the prospectus supplement relating to the particular series of debt securities, we will issue the debt securities only in fully registered form, without coupons, in denominations of $1,000 or any multiple of $1,000. (Section 302) We will not require a service charge for any transfer or exchange of the debt securities, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection with any transfer or exchange. (Section 305)

Original Issue Discount Securities

             Debt securities may be issued under the indenture as original issue discount securities to be offered and sold at a substantial discount from their stated principal amount. An original issue discount security under the indenture includes any security which provides for an amount less than its principal amount to be due and payable upon a declaration of acceleration upon the occurrence of an event of default. In addition, under regulations of the U.S. Treasury Department it is possible that debt securities which are offered and sold at their stated principal amount would, under certain circumstances, be treated as issued at an original issue discount for federal income tax purposes, and special rules may apply to debt securities and warrants which are considered to be issued as “investment units”. Federal income tax consequences and other special considerations applicable to any such original issue discount securities, or other debt securities treated as issued at an original issue discount, and to “investment units” will be described in the applicable prospectus supplement.

Book-Entry Debt Securities

             The debt securities of a series may be issued in the form of one or more global securities that will be deposited with a depository or its nominee identified in the prospectus supplement relating to the debt securities. In this case, one or more global securities will be issued in a denomination or total denominations equal to the portion of the total principal amount of outstanding debt securities to be represented by the global security or securities. Unless and until it is exchanged in whole or in part for debt securities in definitive registered form, a global security may not be registered for transfer or exchange except as a whole by the depository for the global security to a nominee of the depository and except in the circumstances described in the prospectus supplement relating to the debt securities. We will describe in the prospectus supplement the terms of any depositary arrangement and the rights and limitations of owners of beneficial interests in any global debt security. (Sections 204 and 305)

Restrictive Covenants

             In this section we describe the principal covenants that will apply to the debt securities unless the prospectus supplement for a particular series of debt securities states otherwise. We make use of several defined terms in this section. The definitions for these terms are located at the end of this section under “— Definitions Applicable to Covenants.”

Restrictions on Secured Debt

           If we or any Domestic Subsidiary shall incur, assume or guarantee any Debt secured by a Mortgage on any Principal Domestic Manufacturing Property or on any shares of stock or debt of any Domestic Subsidiary, we will secure, or cause such Domestic Subsidiary to secure, the debt securities then outstanding equally and ratably with (or prior to) such Debt. However, we will not be restricted by this covenant if, after giving effect to the particular Debt so secured the total amount of all Debt so secured, together with all Attributable Debt in respect of sale and leaseback transactions involving Principal Domestic Manufacturing Properties, would not exceed 5% of our and our consolidated subsidiaries’ Consolidated Net Tangible Assets.

           In addition, the restriction will not apply to, and there shall be excluded in computing secured Debt for the purpose of the restriction, Debt secured by

(1)	Mortgages on property of, or on any shares of stock or debt of, any corporation existing at the time the corporation becomes a Domestic Subsidiary;

(2)	Mortgages in favor of us or a Domestic Subsidiary;

(3)	Mortgages in favor of U.S. governmental bodies to secure progress or advance payments;

(4)	Mortgages on property, shares of stock or debt existing at the time of their acquisition, including acquisition through merger or consolidation, purchase money Mortgages and construction cost Mortgages; and

(5)	any extension, renewal or refunding of any Mortgage referred to in the immediately preceding clauses (1) through (4), inclusive. (Section 1004)

           The indenture does not restrict the incurrence of unsecured debt by us or our subsidiaries.

Restrictions on Sales and Leasebacks

           Neither we nor any Domestic Subsidiary may enter into any sale and leaseback transaction involving any Principal Domestic Manufacturing Property, the completion of construction and commencement of full operation of which has occurred more than 120 days prior to the transaction, unless

•	we or the Domestic Subsidiary could incur a lien on the property under the restrictions described above under “Restrictions on Secured Debt” in an amount equal to the Attributable Debt with respect to the sale and leaseback transaction without equally and ratably securing the debt securities then outstanding or

•	we, within 120 days, apply to the retirement of our Funded Debt an amount not less than the greater of (1) the net proceeds of the sale of the Principal Domestic Manufacturing Property leased pursuant to such arrangement or (2) the fair value of the Principal Domestic Manufacturing Property so leased, subject to credits for various voluntary retirements of Funded Debt.

           This restriction will not apply to any sale and leaseback transaction

•	between us and a Domestic Subsidiary,

•	between Domestic Subsidiaries or

•	involving the taking back of a lease for a period of less than three years. (Section 1005)

Definitions Applicable to Covenants

           The term “Attributable Debt” means the total net amount of rent, discounted at 10% per annum compounded annually, required to be paid during the remaining term of any lease.

           The term “Consolidated Net Tangible Assets” means the total amount of assets, less applicable reserves and other properly deductible items, after deducting (a) all current liabilities and (b) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles, all as described on our and our consolidated subsidiaries’ most recent balance sheet and computed in accordance with generally accepted accounting principles.

           The term “Debt” means notes, bonds, debentures or other similar evidences of indebtedness for money borrowed.

           The term “Domestic Subsidiary” means any of our subsidiaries except a subsidiary which neither transacts any substantial portion of its business nor regularly maintains any substantial portion of its fixed assets within the United States or which is engaged primarily in financing our and our subsidiaries’ operations outside the United States.

           The term “Funded Debt” means Debt having a maturity of, or by its terms extendible or renewable for, a period of more than 12 months after the date of determination of the amount of Debt.

           The term “Mortgage” means pledges, mortgages and other liens.

           The term “Principal Domestic Manufacturing Property” means any facility (together with the land on which it is erected and fixtures comprising a part of the land) used primarily for manufacturing or processing, located in the United States, owned or leased by us or one of our subsidiaries and having a gross book value in excess of  3/4 of 1% of Consolidated Net Tangible Assets. However, the term “Principal Domestic Manufacturing Property” does not include any facility or portion of a facility (1) which is a pollution control or other facility financed by obligations issued by a state or local governmental unit pursuant to Sec-

tion 103(b)(4)(E), 103(b)(4)(F) or 103(b)(6) of the Internal Revenue Code of 1954, or any successor provision thereof, or (2) which, in the opinion of our board of directors, is not of material importance to the total business conducted by us and our subsidiaries as an entirety.

Events of Default

             Any one of the following are events of default under the indenture with respect to debt securities of any series:

(1)	our failure to pay principal of or premium, if any, on any debt security of that series when due;

(2)	our failure to pay any interest on any debt security of that series when due, continued for 30 days;

(3)	our failure to deposit any sinking fund payment, when due, in respect of any debt security of that series;

(4)	our failure to perform any other of our covenants in the indenture, other than a covenant included in the indenture solely for the benefit of other series of debt securities, continued for 90 days after written notice as provided in the indenture;

(5)	certain events involving bankruptcy, insolvency or reorganization; and

(6)	any other event of default provided with respect to debt securities of that series. (Section 501)

           If an event of default with respect to outstanding debt securities of any series shall occur and be continuing, either the trustee or the holders of at least 25% in principal amount of the outstanding debt securities of that series may declare the principal amount (or, if the debt securities of that series are original issue discount securities, the portion of the principal amount as may be specified in the terms of that series) of all the debt securities of that series to be due and payable immediately. At any time after a declaration of acceleration with respect to debt securities of any series has been made, but before a judgment or decree based on acceleration has been obtained, the holders of a majority in principal amount of the outstanding debt securities of that series may, under some circumstances, rescind and annul the acceleration. (Section 502) For information as to waiver of defaults, see the section below entitled “Modification and Waiver”.

           A prospectus supplement relating to each series of debt securities which are original issue discount securities will describe the particular provisions relating to acceleration of the maturity of a portion of the principal amount of such original issue discount securities upon the occurrence of an event of default and its continuation.

           During default, the trustee has a duty to act with the required standard of care. Otherwise, the indenture provides that the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request or direction of any of the holders, unless the holders shall have offered to the trustee reasonable indemnity. (Section 603) If the provisions for indemnification of the trustee have been satisfied, the holders of a majority in principal amount of the outstanding debt securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or power conferred on the trustee, with respect to the debt securities of that series. (Section 512)

           We will furnish to the trustee annually a certificate as to our compliance with all conditions and covenants under the indenture. (Section 1007)

Defeasance

             The prospectus supplement will state if any defeasance provision will apply to the debt securities. Defeasance refers to the discharge of some or all of our obligations under the indenture.

Defeasance and Discharge

           We will be discharged from any and all obligations in respect of the debt securities of any series if we deposit with the trustee, in trust, money and/or U.S. government securities which through the payment of interest and principal will provide money in an amount sufficient to pay the principal of and premium, if any, and each installment of interest on the debt securities of the series on the dates those payments are due and payable.

           If we defease a series of debt securities, the holders of the debt securities of the series will not be entitled to the benefits of the indenture, except for

•	the rights of holders to receive from the trust funds payment of principal, premium and interest on the debt securities,

•	our obligation to register the transfer or exchange of debt securities of the series,

•	our obligation to replace stolen, lost or mutilated debt securities of the series,

•	our obligation to maintain paying agencies,

•	our obligation to hold monies for payment in trust and

•	the rights of holders to benefit, as applicable, from the rights, powers, trusts, duties and immunities of the trustee.

           We may defease a series of debt securities only if, among other things:

•	we have received from, or there has been published by, the Internal Revenue Service a ruling to the effect that holders of the debt securities of the series will not recognize income, gain or loss for federal income tax purposes as a result of the deposit, defeasance and discharge and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if the deposit, defeasance and discharge had not occurred, and

•	we have delivered to the trustee an opinion of counsel, who may be our employee or counsel, to the effect that the debt securities of the series, if then listed on the New York Stock Exchange, will not be delisted as a result of the deposit, defeasance and discharge. (Section 403)

Defeasance of Covenants and Events of Default

           We may omit to comply with the covenants described above under “Restrictions on Secured Debt” (Section 1004) and “Restrictions on Sales and Leasebacks” (Section 1005), and the failure to comply with these covenants will not be deemed an event of default (Section 501(4)), if we deposit with the trustee, in trust, money and/or U.S. government securities which through the payment of interest and principal will provide money in an amount sufficient to pay the principal of and premium, if any, and each installment of interest on the debt securities of the series on the dates those payments are due and payable. Our obligations under the indenture and the debt securities of the series will remain in full force and effect, other than with respect to the defeased covenants and related events of default.

           We may defease the covenants and the related events of default described above only if, among other things, we have delivered to the trustee an opinion of counsel, who may be our employee or counsel, to the effect that

•	the holders of the debt securities of the series will not recognize income, gain or loss for federal income tax purposes as a result of the deposit and defeasance of the covenants and events of default, and the holders of the debt securities of the series will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if the deposit and defeasance had not occurred, and

•	the debt securities of the series, if then listed on the New York Stock Exchange, will not be delisted as a result of the deposit and defeasance. (Section 1006)

           If we choose covenant defeasance with respect to the debt securities of any series as described above and the debt securities of the series are declared due and payable because of the occurrence of any event of default other than the event of default described in clause (4) under “Events of Default”, the amount of money and U.S. government securities on deposit with the trustee will be sufficient to pay amounts due on the debt securities of the series at the time of their stated maturity. The amount on deposit with the trustee may not be sufficient to pay amounts due on the debt securities of the series at the time of the acceleration resulting from the event of default. However, we will remain liable for these payments.

Modification and Waiver

             Procter & Gamble and the trustee may make modifications of and amendments to the indenture if the holders of at least 66 2/3% in principal amount of the outstanding debt securities of each series affected by the modification or amendment consent to the modification or amendment.

           However, the consent of the holder of each debt security affected will be required for any modification or amendment that

•	changes the stated maturity of the principal of, or any installment of principal of or interest on, any debt security,

•	reduces the principal amount of, or the premium, if any, or interest, if any, on, any debt security,

•	reduces the amount of principal of an original issue discount security payable upon acceleration of the maturity of the security,

•	changes the place or currency of payment of principal of, or premium, if any, or interest, if any, on, any debt security,

•	impairs the right to institute suit for the enforcement of any payment on any debt security, or

•	reduces the percentage in principal amount of debt securities of any series necessary to modify or amend the indenture or to waive compliance with various provisions of the indenture or to waive various defaults. (Section 902)

           Without the consent of any holder of debt securities, we and the trustee may make modifications or amendments to the indenture in order to

•	evidence the succession of another person to us and the assumption by that person of the covenants in the indenture,

•	add to the covenants for the benefit of the holders,

•	add additional events of default,

•	permit or facilitate the issuance of securities in bearer form or uncertificated form,

•	add to, change, or eliminate any provision of the indenture in respect of a series of debt securities to be created in the future,

•	secure the securities as required by “Restrictions on Secured Debt,”

•	establish the form or terms of securities of any series,

•	evidence the appointment of a successor trustee, or

•	cure any ambiguity, correct or supplement any provision which may be inconsistent with another provision, or make any other provision, provided that any action may not adversely affect the interests of holders of debt securities in any material respect.

           The holders of at least 66 2/3% in principal amount of the outstanding debt securities of any series may on behalf of the holders of all debt securities of that series waive compliance by us with various restrictive provisions of the indenture. (Section 1008)

           The holders of a majority in principal amount of the outstanding debt securities of any series may on behalf of the holders of all debt securities of that series waive any past default with respect to that series, except

•	a default in the payment of the principal of or premium, if any, or interest on any debt security of that series, or

•	a default in respect of a provision which under the indenture cannot be modified or amended without the consent of the holder of each outstanding debt security of that series that would be affected. (Section 513)

Consolidation, Merger and Sale of Assets

             If the conditions below are met, we may, without the consent of any holders of outstanding debt securities:

•	consolidate or merge with or into another entity, or

•	transfer or lease our assets as an entirety to another entity.

           We have agreed that we will engage in a consolidation, merger or transfer or lease of assets as an entirety only if

•	the entity formed by the consolidation or into which we are merged or which acquires or leases our assets is a corporation, partnership or trust organized and existing under the laws of any United States jurisdiction and assumes our obligations on the debt securities and under the indenture,

•	after giving effect to the transaction no event of default would have happened and be continuing, and

•	various other conditions are met. (Article Eight)

Regarding the Trustee

             Bank One Trust Company, NA, successor in interest to The First National Bank of Chicago, is the trustee under the indenture. Bank One is also a depositary of Procter & Gamble and has performed other services for us and our subsidiaries in the normal course of its business.

DESCRIPTION OF WARRANTS

               This section describes the general terms and provisions of the warrants to which any prospectus supplement may relate. The particular terms of the warrants offered by any prospectus supplement and the extent, if any, to which the general provisions may apply to the warrants so offered will be described in the prospectus supplement relating to the offered warrants.

           We may issue the following types of warrants:

•	warrants for the purchase of debt securities,

•	warrants to buy or sell government debt securities, which are debt securities of or guaranteed by the United States,

•	warrants to buy or sell foreign currencies, currency units or units of a currency index or currency basket,

•	warrants to buy or sell units of a stock index or stock basket and

•	warrants to buy and sell a commodity or a commodity index.

           We may issue warrants independently or together with any debt securities offered by any prospectus supplement. Warrants may be attached to or separate from any debt securities. The warrants will be settled either through physical delivery or through payment of a cash settlement value as described below and in any applicable prospectus supplement.

           Warrants will be issued under a warrant agreement to be entered into between Procter & Gamble and a bank or trust company, as warrant agent, all as described in the prospectus supplement relating to the particular issue of warrants. The warrant agent will act solely as our agent in connection with the warrant certificates and will not assume any obligation or relationship of agency or trust for or with any holders of warrant certificates or beneficial owners of warrants.

           We have filed a copy of the form of warrant agreement, including the form of warrant certificate, as an exhibit to the registration statement of which this prospectus forms a part. The following summaries of various provisions of the form of warrant agreement are not complete. You should read the form of warrant agreement for a more complete understanding of the provisions described in this section. The warrant agreement itself, not this description or the description in the prospectus supplement, defines your rights as a holder of warrants.

Terms

             The prospectus supplement will describe the following terms of the offered warrants:

•	the offering price;

•	the currency, currency unit, currency index or currency basket based on or relating to currencies for which warrants may be purchased;

•	the date on which the right to exercise the warrants commences and the date on which the right expires;

•	whether the warrant certificates will be issuable in definitive registered form or global form or both;

•	federal income tax consequences;

•	whether the warrant is for debt securities, government debt securities, currencies, currency units, currency indices or currency baskets, stock indices, stock baskets,

commodities, commodity indices or another index or reference as described in the prospectus supplement; and

•	any other terms of the warrants, including any terms which may be required or advisable under United States laws or regulations.

Warrants to Purchase Debt Securities

             If the offered warrants are to purchase debt securities, the prospectus supplement will also describe

•	the designation, total principal amount, currency, currency unit or currency basket of denomination and other terms of the debt securities purchasable upon exercise of the offered warrants;

•	the designation and terms of the debt securities with which the offered warrants are issued and the number of offered warrants issued with each debt security;

•	the date on and after which the offered warrants and the related debt securities will be separately transferable; and

•	the principal amount of debt securities purchasable upon exercise of one offered warrant and the price at which and currency, currency unit or currency basket in which such principal amount of debt securities may be purchased upon exercise.

Warrants to Buy or Sell Government Debt Securities or Foreign Currencies

             If the offered warrants are to buy or sell government debt securities or a foreign currency, currency unit, currency index or currency basket, the offered warrants will be listed on a national securities exchange and the prospectus supplement will describe

•	the amount and designation of the government debt securities or currency, currency unit, currency index or currency basket, as the case may be, subject to each offered warrant,

•	whether the offered warrants provide for cash settlement or delivery of the government debt securities or foreign currency, currency unit, units of the currency index or currency basket upon exercise, and

•	the national securities exchange on which the offered warrants will be listed.

Warrants on a Stock Index or a Stock Basket

             If the offered warrants are warrants on a stock index or a stock basket, the offered warrants will provide for payment of an amount in cash determined by reference to increases or decreases in the stock index or stock basket and will be listed on a national securities exchange, and the prospectus supplement will describe

•	the terms of the offered warrants,

•	the stock index or stock basket covered by the offered warrants and the market to which the stock index or stock basket relates, and

•	the national securities exchange on which the offered warrants will be listed.

Warrants on a Commodity or Commodity Index

             If the offered warrants are warrants on a commodity or commodity index, the offered warrants will provide for cash settlement or delivery of the particular commodity or commodities and the offered warrants will be listed on a national securities exchange. The prospectus supplement will describe

•	the terms of the offered warrants,

•	the commodity or commodity index covered by the offered warrants and the market, if any, to which the commodity or commodity index relates and

•	the national securities exchange on which the warrants will be listed.

Warrant Certificates

             Warrant certificates may be exchanged for new warrant certificates of different denominations, may if in registered form be presented for registration of transfer, and may be exercised at the corporate trust office of the warrant agent or any other office indicated in the prospectus supplement. Warrants to buy or sell government debt securities or a foreign currency, currency unit, currency index or currency basket, and warrants on stock indices or stock baskets or on commodities or commodity indices may be issued in the form of a single global warrant certificate, registered in the name of the nominee of the depository of the warrants, or may initially be issued in the form of definitive certificates that may be exchanged, on a fixed date, or on a date or dates selected by us, for interests in a global warrant certificate, as described in the applicable prospectus supplement.

           Prior to the exercise of their warrants, holders of warrants to purchase debt securities will not have any of the rights of holders of the debt securities purchasable upon exercise of the warrant, including the right to receive payments of principal of, premium, if any, or interest, if any, on the debt securities or to enforce covenants in the indenture.

Exercise of Warrants

             As described in or calculable from the prospectus supplement relating to the warrants, you may exercise your warrant

•	to purchase the principal amount of debt securities at the exercise price,

•	to buy or sell the amount of government debt securities or of a currency, currency unit, currency index or currency basket, stock index or stock basket, commodity or commodities at the exercise price or

•	to receive such settlement value in respect of such amount of government debt securities or of a currency, currency unit, currency index or currency basket, stock index or stock basket, commodity or commodity index.

           Warrants may be exercised at any time up to 3:00 P.M. New York time on the date described in the prospectus supplement relating to such warrants or as may be otherwise described in the prospectus supplement. After that time on that date, or a later date to which the date may be extended by us, unexercised warrants will become void.

           If there are no restrictions or additional requirements described in the prospectus supplement, you may exercise warrants by delivering to the warrant agent

•	the properly completed and duly executed warrant certificate and

•	payment as provided in the prospectus supplement of the amount required to purchase the debt securities, or, except in the case of warrants providing for cash settlement, payment for or delivery of the government debt securities or currency, currency unit, currency index, currency basket, stock index, stock basket, commodity or commodities index as the case may be, purchased or sold upon the exercise of the warrant.

           Warrants will be deemed to have been exercised upon receipt of the warrant certificate and any payment, if applicable, at the corporate trust office of the warrant agent or any other office indicated in the prospectus supplement. We will, as soon as possible, issue and deliver the debt securities purchasable upon exercise, or buy or sell the government debt securities or currency, currency unit, currency index or currency basket, stock index or stock basket, commodity or commodities or pay the settlement value in respect of the warrants. If you exercise fewer than all of the warrants represented by the warrant certificate, you will receive a new warrant certificate for the remaining amount of the warrants.

PLAN OF DISTRIBUTION

General

             We may sell debt securities and/or warrants in one or more transactions from time to time to or through underwriters, who may act as principals or agents, directly to other purchasers or through agents to other purchasers.

           A prospectus supplement relating to a particular offering of debt securities or warrants may include the following information:

•	the terms of the offering,

•	the names of any underwriters or agents,

•	the purchase price of the securities from us,

•	the net proceeds to us from the sale of the securities,

•	any delayed delivery arrangements,

•	any underwriting discounts and other items constituting underwriters’ compensation,

•	any initial public offering price and

•	any discounts or concessions allowed or reallowed or paid to dealers.

           The distribution of the debt securities and warrants, if any, may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices.

Underwriting Compensation

             In connection with the sale of debt securities and warrants, if any, underwriters may receive compensation from us or from purchasers for whom they may act as agents, in the form of discounts, concessions or commissions. Underwriters may sell debt securities and warrants to or through dealers, and the dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents.

           Underwriters, dealers and agents that participate in the distribution of debt securities and warrants may be deemed to be underwriters under the Securities Act. Any discounts or commissions that they receive from us and any profit that they receive on the resale of debt securities and warrants may be deemed to be underwriting discounts and commissions under the Securities Act. If any entity is deemed an underwriter or any amounts deemed underwriting discounts and commissions, the prospectus supplement will identify the underwriter or agent and describe the compensation received from us.

Indemnification

             We may enter agreements under which underwriters and agents who participate in the distribution of debt securities and warrants may be entitled to indemnification by us against various liabilities, including liabilities under the Securities Act, and to contribution with respect to payments which the underwriters, dealers or agents may be required to make.

Related Transactions

             Various of the underwriters who participate in the distribution of debt securities or warrants, and their affiliates, may perform various commercial banking and investment banking services for us from time to time in the ordinary course of business.

Delayed Delivery Contracts

             We may authorize underwriters or other persons acting as our agents to solicit offers by institutions to purchase debt securities and warrants from us pursuant to contracts providing for payment and delivery on a future date. These institutions may include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases we must approve these institutions. The obligations of any purchaser under any of these contracts will be subject to the condition that the purchase of the debt securities and/or warrants shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject. The underwriters and other agents will not have any responsibility in respect of the validity or performance of these contracts.

No Established Trading Market

             The debt securities and/or warrants, when first issued, will have no established trading market. Any underwriters or agents to or through whom we sell debt securities or warrants for public offering and sale may make a market in the securities but will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the debt securities or warrants.

Price Stabilization and Short Positions

             If underwriters or dealers are used in the sale, until the distribution of the securities is completed, rules of the Securities and Exchange Commission may limit the ability of any underwriters to bid for and purchase the securities. As an exception to these rules, representatives of any underwriters are permitted to engage in transactions that stabilize the price of the securities. These transactions may consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the securities. If the underwriters create a short position in the securities in connection with the offering, i.e., if they sell more securities than are set forth on the cover page of the prospectus supplement, the representatives of the underwriters may reduce that short position by purchasing securities in the open market.

           We make no representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the securities. In addition, we make no representation that the representatives of any underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

LEGAL OPINIONS

               The validity of the issuance of our securities offered by this prospectus will be passed upon for The Procter & Gamble Company by Terry L. Overbey, Secretary, and for any underwriters or agents by Fried, Frank, Harris, Shriver & Jacobson (a partnership including professional corporations). Mr. Overbey may rely as to matters of New York law upon the opinion of Fried, Frank, Harris, Shriver & Jacobson. Fried, Frank, Harris, Shriver & Jacobson may rely as to matters of Ohio law upon the opinion of Mr. Overbey. Fried, Frank, Harris, Shriver & Jacobson performs legal services for us from time to time.

EXPERTS

               The financial statements incorporated in this prospectus by reference from The Procter and Gamble Company’s Annual Report on Form 10-K have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

               We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy materials that we have filed with the SEC, including the registration statement, at the following SEC reference room:

450 Fifth Street, N.W.
Room 1024
Washington, DC 20549

           Please telephone the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains an Internet site at http://www.sec.gov that contains reports, proxy statements and other information regarding issuers that file electronically with the SEC. You may find our reports, proxy statements and other information at this SEC website.

           In addition, you can obtain our reports, proxy statements and other information about Procter & Gamble at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005, and at the offices of the Cincinnati Stock Exchange, 400 LaSalle Street, 5th Floor, Chicago, Illinois 60605.

           The SEC allows us to “incorporate by reference” into this document the information which we filed with the SEC. This means that we can disclose important information by referring you to those documents. The information incorporated by reference is an important part of this prospectus and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below:

•	Our Annual Report on Form 10-K for our fiscal year ended June 30, 2001;

•	Our Quarterly Reports on Form 10-Q for the periods ended September 30, 2001 and December 31, 2001; and

•	Our Current Reports on Form 8-K dated August 7, 2001, August 15, 2001, September 5, 2001, October 30, 2001, November 16, 2001, December 11, 2001 and January 31, 2002.

           In addition to the documents listed above, we also incorporate by reference any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (other than information filed in response to Items 402(i), (k) and (l) of Regulation S-K) until we have sold all of the offered securities to which this prospectus relates or the offering is otherwise terminated. Furthermore, all documents filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of the initial registration statement and before the date of effectiveness of the registration statement are deemed to be incorporated by reference into, and to be a part of, this prospectus from the date of filing of those documents.

           You may request a copy of these filings (other than exhibits, unless that exhibit is specifically incorporated by reference into the filing), at no cost, by writing us at the following address or telephoning us at (513) 983-8697 between 8:00 a.m. and 5:00 p.m., Eastern Standard Time:

The Procter & Gamble Company
Attn: Linda D. Rohrer, Assistant Secretary
1 Procter & Gamble Plaza
Cincinnati, Ohio 45202-3315

           You may also get a copy of these reports from our website at http://www.pg.com. Please note, however, that we have not incorporated any other information by reference from our website, other than the documents listed above.

           You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume the information in this prospectus or any supplemental prospectus is accurate as of any date other than the date on the front of those documents.

PRINCIPAL OFFICE OF

The Procter & Gamble Company

One Procter & Gamble Plaza
Cincinnati, Ohio 45202
U.S.A.

TRUSTEE AND

PAYING AGENT

Bank One Trust Company, NA

One North State
9th Floor, Suite 0126
Chicago, Illinois 60670-0126
U.S.A.

LUXEMBOURG PAYING AGENT

Crédit Agricole Indosuez Luxembourg S.A.

39 Allée Scheffer
L-2520 Luxembourg

LEGAL ADVISORS

To Procter & Gamble:	To the Underwriters:

Eric J. Wunsch, Esq	Fried, Frank, Harris, Shriver & Jacobson
Counsel	(a partnership including professional corporations)
One Procter & Gamble Plaza	One New York Plaza
Cincinnati, Ohio 45202	New York, New York 10004
U.S.A.	U.S.A.

AUDITORS

Deloitte & Touche LLP

250 East Fifth Street
Cincinnati, Ohio 45202
U.S.A.

LISTING AGENT

Crédit Agricole Indosuez Luxembourg S.A.

39 Allée Scheffer
L-2520 Luxembourg

[PROCTER & GAMBLE COMPANY LOGO]